UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

BBVA

QUARTERLY REPORT

Results

2011

4Q11

BBVA

QUARTERLY REPORT

Results

2011

Contents

2 BBVA Group highlights

3 Group information

Relevant events 3

Earnings 6

Balance sheet and business activity 13

Capital base 17

Risk management 19

The BBVA share 21

Corporate responsibility 22

23 Business areas

Spain 25

Eurasia 31

Mexico 34

South America 38

The United States 42

Corporate Activities 46

Other information: Wholesale Banking & Asset Management 49

BBVA Group Highlights

BBVA Group highlights

(Consolidated figures)

	31-12-11	Δ%	31-12-10	31-12-09
Balance sheet (million euros)				
Total assets	597,688	8.1	552,738	535,065
Customer lending (gross)	361,310	3.7	348,253	332,162
Customer funds on balance sheet	282,173	2.3	275,789	254,183
Other customer funds	144,291	(1.3)	146,188	135,632
Total customer funds	426,464	1.1	421,977	389,815
Total equity	40,058	6.9	37,475	30,763
Shareholders' funds	40,952	11.6	36,689	29,362
Income statement (million euros)				
Net interest income	13,160	(1.2)	13,320	13,882
Gross income	20,566	(1.6)	20,910	20,666
Operating income	10,615	(11.1)	11,942	12,308
Income before tax	3,770	(41.3)	6,422	5,736
Net attributable profit	3,004	(34.8)	4,606	4,210
Net attributable profit excluding one-offs (1)	4,015	(12.8)	4,606	5,260
Data per share and share performance ratios				
Share price (euros)	6.68	(11.6)	7.56	12.73
Market capitalization (million euros)	32,753	(3.5)	33,951	47,712
Net attributable profit per share (euros)	0.64	(44.1)	1.14	1.07
Net attributable profit per share excluding one-offs (euros) (1)	0.85	(25.5)	1.14	1.33
Book value per share (euros)	8.35	2.2	8.17	7.83
P/BV (Price/Book value; times)	0.8		0.9	1.6
PER (Price/Earnings; times)	10.9		7.4	11.3
Yield (Dividend/Price; %)	6.3		5.6	3.3
Significant ratios (%)				
ROE (Net attributable profit/Average equity)	8.0		15.8	16.0
ROE excluding one-offs (1)	10.6		15.8	20.0
ROA (Net income/Average total assets)	0.61		0.89	0.85
ROA excluding one-offs (1)	0.79		0.89	1.04
RORWA (Net income/Average risk-weighted assets)	1.08		1.64	1.56
RORWA excluding one-offs (1)	1.40		1.64	1.92
Efficiency ratio	48.4		42.9	40.4
Risk premium	1.20		1.33	1.54
NPA ratio	4.0		4.1	4.3
NPA coverage ratio	61		62	57
Capital adequacy ratios (%)				
Core capital	10.3		9.6	8.0
Tier I	10.3		10.5	9.4
BIS Ratio	12.9		13.7	13.6
Other information				
Number of shares (millions)	4,903	9.2	4,491	3,748
Number of shareholders	987,277	3.6	952,618	884,373
Number of employees (2)	110,645	3.4	106,976	103,721
Number of branches (2)	7,457	1.3	7,361	7,466
Number of ATMs (2)	18,794	10.2	17,055	15,716

General note: These quarterly statements have not been audited. The consolidated accounts of the BBVA Group have been drawn up according to the International Financial Reporting Standards (IFRS) adopted by the European Union and in conformity with Bank of Spain Circular 4/2004, together with the changes introduced therein.

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States. The third quarter of 2009 includes capital gains from the sale-and-leaseback of retail branches which have been allocated to generic provisions for NPA, with no effect on net attributable profit, and in the fourth quarter of 2009 there was a charge for extraordinary provisions and a charge for goodwill impairment in the United States.

(2) Excluding Garanti.

2 BBVA Group Highlights

Group information

Relevant events

In the fourth quarter of 2011 BBVA confirmed the main trends identified over the year and since the start of the crisis: recurring earnings, stability of the indicators of credit quality, organic capital generation, and prudent liquidity management. This standout performance is due to BBVA’s approach to banking based on four pillars: a business model focused on a long-term and lasting relationship with its customer base; management based on prudence and anticipation; a corporate governance framework underpinned by principles of integrity, prudence and transparency; and finally, an appropriate diversification in terms of geographical areas, businesses and customers.

In terms of earnings generation, the main points to highlight over the quarter are as follows:

A continued upward trend in earnings of a more recurring nature (i.e. gross income excluding NTI or dividends). These represent most of the Group’s gross income, thanks to the positive performance of net interest income, income by the equity method and the insurance business.

Other income also performed well. Dividends include those from Telefónica, while net trading income (NTI) has recovered from its low contribution in the third quarter.

Operating expenses were up due to the Group’s investment program. Despite this, the efficiency ratio closed December at 48.4%, one of the best among the Bank’s peers.

Impairment losses on financial assets were up, basically due to increased loan loss provisions, in line with higher revenue over the quarter.

There was goodwill impairment in the United States of €1,011m after tax. This is an accounting entry that does not negatively affect the Group’s liquidity or solvency. It reflects the lower growth prospects of the economy and banking business in the country. Given its one-off nature, comments on the accounts will be made excluding this effect where possible.

The net attributable profit, excluding the one-off mentioned above, was €872m, up on the €804m for the previous quarter. The total for the year as a whole was €4,015m.

The Group has maintained its main asset quality indicators stable for yet another quarter (the eighth since December 2009). The NPA ratio closed 30-Dec-2011 at 4.0% and the coverage ratio at 61%. There were improvements in the indicators in the United States and South America, while in Spain and Mexico they remain stable.

There is also a notable capacity to generate organic capital. This is one of the pillars underpinning compliance with the capital recommendations set by the European Banking Authority (EBA). The EBA has set a capital recommendations for the main European banks, with a minimum core capital ratio of 9% (under the special criteria defined by the EBA), and an additional exceptional, temporary buffer to cover sovereign risk exposure. EBA’s aim is to restore market confidence with respect to the solvency of the European financial institutions. In the case of BBVA, the final figure, which takes the September 2011 figures as a base, is €6.3 billion, of which €2.3 billion is allocated for the sovereign buffer. The time limit for compliance with this exceptional capital recommendation is June 30, 2012. The Group bases its strategy for compliance on the following pillars:

Quarter-by-quarter organic capital generation. Since December 2007, the Group has generated a quarterly average of around 20 basis points.

Management of capital instruments, such as the successful exchange of preference shares for mandatory convertible bonds, which are 100% eligible as core capital. The exchange among investors has had a subscription rate of 98.7%, amounting to a total of €3.4 billion. This operation also demonstrates the high level of capillarity of BBVA’s network and the confidence that customers have in the Bank.

To a lesser extent, compliance with the planned timetable for implementing the internal models approved at the time by the Bank of Spain.

As explained in the section on the capital base in this report, as of December 31, 2011 84% of the recommendation had already been met. In the first half of 2012, the Group’s organic generation of capital will cover the remaining amount. This will allow it to meet with ease the core Tier 1 ratio (under EBA criteria) of 9% by June 2012.

As customary, on 10-Jan-2012 the Bank paid an interim dividend against 2011 results of €0.10 per share. It had been approved by the BBVA Board of Directors on December 20.

Making use of the new lending facility provided by the European Central Bank (ECB), BBVA took up €11,000m at the extraordinary 36-month auction on December 21. This figure is equivalent to the sum of its wholesale debt redemptions for 2012. It means that the

Relevant events 3

Group has "liquidity coverage" and demonstrates its prudence in **liquidity risk management** in line with the profile of maturities in upcoming years. However, it does not imply that the Group will not issue debt in 2012 if conditions improve.

The most important aspects of the **business areas** are summed up below:

- **Spain** continues to be immersed in a process of financial deleveraging, which is necessary and positive for the country's economy. This, combined with the positive development in customer funds on balance sheet (including promissory notes and excluding repos and other balances related to Markets), this is having a positive impact on the liquidity gap in the area. From the point of view of earnings, net interest income has shown a notable resilience, thanks to the defense of spreads and the strict control of operating expenses. The area generated a profit of €202m for the quarter, and €1,363m for the year as a whole. In terms of asset quality, the NPA ratio and coverage ratio remain stable and compare very favorably with those in the system as a whole.

- In **Eurasia** the contribution from Garanti was highly positive. According to September data, it has become the most profitable bank in Turkey. The stake in the Chinese bank CNCB also made a favorable contribution. The profit for the quarter was €322m and for the year as a whole €1,027m. As a percentage of the total, this already accounts for 25.6% of the Group's earnings excluding one-offs, and thus provides a significant level of geographical diversification. It is a reflection of the Group's commitment to emerging countries with economic growth potential.

- **Mexico** posted solid results in 2011 that set it apart from its main competitors. This is mainly the result of the positive performance of gross income, which was up 4.3% year-on-year at constant exchange rates. The improvement was due to a greater volume of business, good price management and the positive performance of the insurance business. The good performance of revenue has allowed the significant investment undertaken in innovation, technology and infrastructure to continue. This takes advantage of the opportunities offered by the Mexican market and maintains the Bank as one of the most efficient in the local banking sector, with an efficiency ratio of 36.2%. In addition, growth in lending volume has been accompanied by good risk management, with the result that the cumulative risk premium improved by 36 basis points over the year to 3.29%. Thus the net attributable profit for 2011 was €1,741m, 5.4% more than in 2010 at constant exchange rates.

- **South America** continues with its positive performance thanks to significant improvement in business activity. Also worth noting are the excellent price management, positive performance of income from fees and commissions (despite regulatory limitations), and the rigorous policy of risk admission, which has led to a clear improvement in asset quality. As a result, the area was able to make further progress with its growth plans and provided a net attributable profit in 2011 of €1,007m, a year-on-year increase of 16.2% at constant exchange rates.

- In the **United States** there was a renewed improvement in the loan-book mix, with a further increase in the weight of target portfolios; and in the mix of customer funds, where the share of lower-cost funds continues to increase. The changes in the loan-book mix has had a clear impact on asset quality in the area, with the NPA ratio and coverage ratio improving on the figures for the previous quarter. In terms of earnings, net interest income was resilient and loan-loss provisions declined. This explains why the net attributable profit for 2011, excluding goodwill impairment, was 23.2% up on the 2010 figure at €289m.

The economic background

In **the fourth quarter of 2011**, the global economy once more combined fairly solid growth at a global level, particularly with the boost from emerging economies (though with signs of a slowdown), with a high level of tension on the financial markets as a result of the lack of resolution to the public debt crisis in Europe.

By regions, financial tension increased in **Europe** and has even extended to core countries. The response to this new wave of tension has been only partly effective. The ECB has reversed the interest-rate rises begun at the start of 2011, and at the same time implemented new measures to support long-term liquidity in the financial system. However, it has not shown greater commitment to direct intervention in the sovereign bond markets, beyond the current program, which was particularly active over the quarter for Spanish and Italian debt. On the question of governance, the agreements reached at the European summit on December 8 and 9 have been a step in the right direction, in particular with respect to greater vigilance of private and public imbalances in the euro

Interest rates

(Quarterly averages)

	2011				2010			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Official ECB rate	1.28	1.50	1.25	1.00	1.00	1.00	1.00	1.00
Euribor 3 months	1.49	1.54	1.44	1.10	1.02	0.87	0.69	0.66
Euribor 1 year	2.05	2.00	2.13	1.74	1.52	1.40	1.25	1.22
USA Federal rates	0.25	0.25	0.25	0.25	0.25	0.25	0.25	0.25
TIIE (Mexico)	4.80	4.81	4.85	4.85	4.87	4.91	4.94	4.92

4 Group information

zone. Nevertheless, there has still not been any substantial progress towards fiscal union or on the question of Eurobonds. Against this background, the European economy contracted slightly in the fourth quarter as a result of declining domestic demand due to uncertainty and a weaker foreign sector. Growth in the Spanish economy was weak and the process of fiscal consolidation and a fragile labor market have not been offset by a very dynamic foreign sector.

The outlook worsened in the **United States** over the year, although the likelihood of renewed recession, which appeared strong in the summer, has partially cleared. Published figures give a somewhat more positive note, with growth gathering pace slightly, though it has still not reached a sufficiently solid level. Concerns also remain about the state of the public finances and the necessary process of fiscal consolidation, which is still awaiting the outcome of negotiations in Congress for the details to be worked out.

Despite the slowdown in advanced economies, **emerging economies** continue with a good pattern of growth towards more sustainable but robust levels, in particular supported by the strength of domestic demand. In Mexico the economy is still growing solidly, despite some slowdown towards the end of 2011. Inflation is within the comfort zone. There are also clear signs of strength in South America, although the global slowdown has led to a slight moderation in growth. Economic activity in China also moved towards a soft landing in the fourth quarter. Domestic demand remains relatively robust, but the reduced dynamism at a global level has had some negative impact on the country's exports. As a result of the measures adopted to prevent the economy from overheating, inflation is moderating and closed the year at around the government target. This has led to a pause in the cycle of interest-rate rises and the first signs of a more accommodative monetary policy. Finally, Turkey has been more exposed to phases of financial contagion from Europe, with a lower rate of capital inflows, falls in equity markets and a loss of value of the lira, forcing the Central Bank to intervene. Economic activity felt the impact towards the end of 2011, but it is still fairly buoyant.

With respect to **exchange rates**, there was general appreciation over the quarter on the final rates of currencies with the biggest influence on the Group's financial statements. In terms of average exchange rates, the Mexican, Chilean and Colombian pesos depreciated slightly. In year-on-year terms, the final rate of the Mexican peso depreciated, as to a lesser extent did the Chilean and Argentinean pesos. In contrast, there was a year-on-year appreciation in the dollar fixing rate (though a depreciation in average rates), as there was with the rest of the key Latin American currencies. To sum up, the impact over the quarter of currencies is positive on both the balance sheet and on business and earnings. In contrast, the effect is negative in the year-on-year comparison.

Exchange rates

(Expressed in currency/euro)

	Year-end exchange rates			Average exchange rates	
	31-12-11	Δ% on 31-12-10	Δ% on 30-09-11	2011	Δ% on 2010
Mexican peso	18.0512	(8.3)	3.0	17.2906	(3.2)
U.S. dollar	1.2939	3.3	4.4	1.3916	(4.7)
Argentinean peso	5.5679	(1.5)	2.0	5.7467	(8.3)
Chilean peso	674.76	(7.3)	3.1	672.04	0.5
Colombian peso	2,512.56	1.8	2.8	2,570.69	(2.0)
Peruvian new sol	3.4890	7.6	7.3	3.8323	(2.3)
Venezuelan bolivar fuerte	5.5569	3.3	4.4	5.9765	(5.9)
Turkish lira	2.4432	(15.3)	2.7	2.3383	(14.6)
Chinese yuan	8.1588	8.1	5.7	8.9932	(0.2)

Relevant events 5

Earnings

The BBVA Group's income statement for the **fourth quarter of 2011** has a significantly high level of revenue, which has allowed for a higher effort in loan-loss provisions. The most significant aspects of the statement are detailed below:

- The continuing upward trend in **the most recurring revenue**, i.e. gross income excluding NTI and dividends:
  - Net interest income has risen for the fourth quarter in a row thanks to the increased business activity in emerging countries and appropriate price management carried out in all geographical areas.

Net attributable profit

(Million euros)



-12.8% (1)
4,606
4,015
1,240
1,287
1,140
939
1,150
1,189
804
872 (2)
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate: -11.3%.
(2) Excluding results of one-off operations.

Consolidated income statement: quarterly evolution

(Million euros)

	2011				2010			
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Net interest income	**3,485**	**3,286**	**3,215**	**3,175**	**3,138**	**3,245**	**3,551**	**3,386**
Net fees and commissions	1,136	1,143	1,167	1,114	1,135	1,130	1,166	1,106
Net trading income	416	(25)	336	752	252	519	490	633
Dividend income	230	50	259	23	227	45	231	25
Income by the equity method	207	150	123	121	124	60	94	57
Other operating income and expenses	42	22	62	79	70	85	47	93
Gross income	**5,515**	**4,627**	**5,162**	**5,263**	**4,946**	**5,084**	**5,579**	**5,301**
Operating costs	(2,652)	(2,461)	(2,479)	(2,359)	(2,325)	(2,262)	(2,262)	(2,118)
Personnel expenses	(1,404)	(1,325)	(1,306)	(1,276)	(1,240)	(1,211)	(1,215)	(1,149)
General and administrative expenses	(1,021)	(920)	(964)	(887)	(887)	(855)	(855)	(796)
Depreciation and amortization	(227)	(216)	(208)	(196)	(199)	(197)	(192)	(174)
Operating income	**2,863**	**2,166**	**2,683**	**2,904**	**2,621**	**2,821**	**3,317**	**3,183**
Impairment on financial assets (net)	(1,337)	(904)	(962)	(1,023)	(1,112)	(1,187)	(1,341)	(1,078)
Provisions (net)	(182)	(94)	(83)	(150)	(75)	(138)	(99)	(170)
Other gains (losses)	(1,718)	(166)	(154)	(71)	(273)	113	(88)	(72)
Income before tax	**(375)**	**1,002**	**1,484**	**1,659**	**1,162**	**1,609**	**1,789**	**1,862**
Income tax	368	(95)	(189)	(369)	(127)	(359)	(431)	(510)
Net income	**(7)**	**907**	**1,295**	**1,290**	**1,034**	**1,250**	**1,358**	**1,352**
Non-controlling interests	(132)	(103)	(106)	(141)	(96)	(110)	(70)	(113)
Net attributable profit	**(139)**	**804**	**1,189**	**1,150**	**939**	**1,140**	**1,287**	**1,240**
Net one-offs (1)	(1,011)	-	-	-	-	-	-	-
Net attributable profit (excluding one-offs)	**872**	**804**	**1,189**	**1,150**	**939**	**1,140**	**1,287**	**1,240**
Basic earnings per share (euros)	**(0.03)**	**0.17**	**0.25**	**0.24**	**0.22**	**0.28**	**0.31**	**0.30**
Basic earnings per share excluding one-offs (euros) (1)	**0.18**	**0.17**	**0.25**	**0.24**	**0.22**	**0.28**	**0.31**	**0.30**

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

6 Group information

Consolidated income statement

(Million euros)

	2011	Δ%	Δ% at constant exchange rates	2010
Net interest income	**13,160**	**(1.2)**	**1.0**	**13,320**
Net fees and commissions	4,560	0.5	2.6	4,537
Net trading income	1,479	(21.9)	(20.4)	1,894
Dividend income	562	6.3	6.7	529
Income by the equity method	600	79.2	79.3	335
Other operating income and expenses	205	(30.6)	(32.7)	295
Gross income	**20,566**	**(1.6)**	**0.3**	**20,910**
Operating costs	(9,951)	11.0	13.3	(8,967)
Personnel expenses	(5,311)	10.3	12.4	(4,814)
General and administrative expenses	(3,793)	11.8	14.5	(3,392)
Depreciation and amortization	(847)	11.3	13.9	(761)
Operating income	**10,615**	**(11.1)**	**(9.5)**	**11,942**
Impairment on financial assets (net)	(4,226)	(10.4)	(8.7)	(4,718)
Provisions (net)	(510)	5.7	6.6	(482)
Other gains (losses)	(2,109)	n.m.	n.m.	(320)
Income before tax	**3,770**	**(41.3)**	**(40.1)**	**6,422**
Income tax	(285)	(80.1)	(79.6)	(1,427)
Net income	**3,485**	**(30.2)**	**(28.9)**	**4,995**
Non-controlling interests	(481)	23.8	27.8	(389)
Net attributable profit	**3,004**	**(34.8)**	**(33.7)**	**4,606**
Net one-offs [1]	(1,011)	n.m.	n.m.	-
Net attributable profit (excluding one-offs)	**4,015**	**(12.8)**	**(11.3)**	**4,606**
Basic earnings per share (euros)	**0.64**	**(44.1)**		**1.14**
Basic earnings per share excluding one-offs (euros) [1]	**0.85**	**(25.5)**		**1.14**

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

  - Income from fees and commissions were stable, despite the regulatory limitations in force in some areas, lower activity in Spain and greater efforts to maintain customer loyalty.
  - Equity-accounted income was up considerably boosted by the contribution from CNBC.

- There was also a significant contribution from **NTI** after a particularly low third quarter, and from **dividends**, which include the payment from the stake in Telefónica.
- **Impairment losses on financial assets** were up over the quarter, basically due to the increase of the Group's loan-loss provisions, which took advantage of the higher revenue. Nonetheless, the figure for the year as a whole is 10.4% down on 2010.
- There was an adjustment to the value of **goodwill** in the United States of €1,011m after tax. Despite the positive performance of the franchise in 2011, the slower-than-expected economic recovery and low interest rates outlook, combined with growing regulatory pressure, all imply a slowdown in forecast earnings growth in this area. This adjustment is of an accounting nature only and does not have any negative consequence on the Group's liquidity or capital adequacy.
- The **net attributable profit** before applying the goodwill impairment was €872m in the fourth quarter and €4,015m for the year as a whole. Including the adjustment, the Group's net attributable profit for 2011 came to €3,004m.

Net interest income

The Group's **net interest income** in the fourth quarter of 2011 rose again for the fourth quarter in a row to €3,485m, 6.0% up on the previous quarter and 11.0% up on the figure for the

Earnings 7

same period the previous year. Net interest income has reached its highest level since June 2010, before the cost of funds rose in Spain. The result has been boosted by a number of factors: the increased volume of business in emerging countries, the contribution from Garanti (bigger in this quarter and non-existent 12 months previously) and appropriate spread management. Over the year as a whole, the net interest income amounted to €13,160m, barely 1.2% below the figure for 2010, but 1.0% above it excluding the impact of the exchange rate.

The defense of spreads within the Group can be seen in all the geographical areas. In the **euro zone resident sector**, yield on loans

Net interest income
(Million euros)



-1.2% (1)
13,320
13,160
3,386
3,551
3,245
3,138
3,175
3,215
3,286
3,485
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate +1.0%.

Customer spread. Euros domestic sector
(Percentage)



Yield on total net lending
Customer spread
Cost of deposits
3.31
3.48
3.60
3.85
3.86
1.77
1.76
1.80
2.10
2.11
1.53
1.73
1.80
1.75
1.75
4Q
1Q
2Q
3Q
4Q
2010
2011

Breakdown of yields and costs

	4Q11		3Q11		2Q11		1Q11	
	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost	% of ATA	% yield/ Cost
Cash and balances with central banks	3.9	0.99	3.8	1.19	3.6	1.25	3.7	1.30
Financial assets and derivatives	25.6	3.08	25.4	2.87	24.3	2.98	24.4	3.03
Loans and advances to credit institutions	4.3	2.24	4.4	2.88	5.3	2.35	4.5	2.23
Loans and advances to customers	59.3	5.76	59.7	5.62	60.3	5.42	61.2	5.24
Euros	37.2	3.54	38.4	3.50	39.2	3.31	40.0	3.25
Domestic	32.5	3.86	33.1	3.85	34.0	3.60	35.4	3.48
Other	4.8	1.39	5.2	1.31	5.2	1.41	4.6	1.43
Foreign currencies	22.1	9.48	21.3	9.44	21.1	9.33	21.3	8.98
Other assets	6.9	1.00	6.7	0.45	6.4	0.37	6.1	0.44
Total assets	**100.0**	**4.41**	**100.0**	**4.29**	**100.0**	**4.19**	**100.0**	**4.12**
Deposits from central banks and credit institutions	15.0	2.60	14.3	2.73	13.7	2.52	11.3	2.68
Deposits from customers	47.3	2.16	48.3	2.17	48.6	2.06	50.6	1.77
Euros	26.1	1.60	27.3	1.72	26.6	1.64	28.1	1.35
Domestic	15.9	1.75	16.6	1.75	17.7	1.80	17.7	1.73
Other	10.2	1.36	10.7	1.67	8.9	1.31	10.5	0.72
Foreign currencies	21.2	2.86	21.0	2.75	22.1	2.57	22.4	2.28
Debt certificates and subordinated liabilities	18.1	2.63	18.9	2.47	20.3	2.27	20.1	2.15
Other liabilities	12.8	1.14	11.7	0.99	10.7	1.02	11.1	1.29
Equity	6.8	-	6.8	-	6.7	-	6.9	-
Total liabilities and equity	**100.0**	**2.04**	**100.0**	**2.02**	**100.0**	**1.92**	**100.0**	**1.77**
Net interest income/Average total assets (ATA)		**2.37**		**2.27**		**2.27**		**2.35**

8 Group information

once more rose by 1 basis point in the fourth quarter and closed the year at 3.86%. This is due to the gradual repricing of the loan portfolio and the positive spreads in new loans. Cost of deposits remains at 1.75%. As a result, customer spreads continued to increase from 2.10% in the third quarter to 2.11% at the close of 2011.

In Mexico, interbank rates remained practically at the same levels throughout 2011. However, the yield on loans once more increased by 18 basis points over the quarter to 13.28%, thanks to the good new production figures, mainly in consumer finance and credit cards. Cost of deposits fell by 13 basis points over the same period to 1.84%. To sum up, the customer spread rose to 11.45% (11.14% in the previous quarter) and the cumulative net interest income in the area was up 7.2% year-on-year at constant exchange rates, with sustained growth each quarter.

The net interest income in South America continues to post high year-on-year growth rates (up 31.6%, excluding the exchange-rate effect). This positive performance can be explained by the strength of business activity, together with excellent defense of spreads in the area.

Finally, the United States franchise continues to show a high resilience in net interest income in the quarter at constant exchange rates. This is very significant, taking into account the gradual shift in composition of the loan portfolio toward lower-risk products with narrower spreads. This resilience is the result of an appropriate management of customer spreads.

Net interest income/ATA

BBVA Group (Percentage)

2.35 2.27 2.27 2.37

2.21

4Q 1Q 2Q 3Q 4Q

2010 2011

Gross income

In 2011, income from fees and commissions was very stable, with a year-on-year rise of just 0.5% to €4,560m. The figure is relevant given the environment in which it was achieved: the regulatory limitations in force in some areas, lower activity in Spain and the reduction of some fees to ensure greater customer loyalty. It is worth pointing out that fees related to banking services improved most (up 1.3% year-on-year), while those from the fund management business fell by 1.5% over the same period. This was due to the impact that developments in the markets had on assets under management and the preference shown by customers for other liability products such as time deposits and promissory notes.

After a third quarter in which NTI was negative due to the loss of asset values, reduced activity with customers and the lack of earnings from portfolio sales, NTI moved back into positive territory in the last quarter. This was the result of favorable interest rate hedging operations. For the year as a whole, NTI was €1,479m, with a year-on-year fall of 21.9% due to its positive performance in 2010, above all in the first nine months.

Revenue from dividends, which basically includes BBVA’s stake in Telefónica (which is paid in May and November), was up 6.3% to €562m.

Income by the equity method was €600m (up 79.2% year-on-year), thus maintaining its good performance thanks to the excellent results from CNCB.

The heading other operating income and expenses amounted to €205m in 2011, a fall of 30.6% on the figure for 2010. The positive performance of the insurance business, where revenue was up by 12.7%, does not offset the increased allocations to deposit guarantee funds in the different geographical areas where BBVA operates, or the effect of hyperinflation in Venezuela.

In short, and despite the difficult economic and financial situation in 2011, recurring revenue has continued to rise since the third quarter of 2010. In 2011 as a whole its level was similar to the previous year. Gross income, excluding NTI and dividends, represents 90% of the Bank’s total revenue and totaled €18,525m in 2011 (€18,487m in 2010 and 88% of all revenue last year). Including NTI and dividends, gross income

Earnings

Gross income net of NTI and dividends

(Million euros)


+0.2% (1)
18,487
18,525
4,643
4,858
4,520
4,467
4,488
4,566
4,602
4,869
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate +2.2%.

amounted to €20,566m, a year-on-year fall of 1.6%. However, this represents a rise of 0.3% excluding the exchange-rate effect.

Operating income

Operating expenses in 2011 amounted to €9,951m, a year-on-year increase of 11.0%. The rise is due to the change in perimeter (incorporation of Garanti), the investment process underway in BBVA, and the effort made in staff training to promote talent. BBVA has been recognized as the best European company

Gross income

(Million euros)


-1.6% (1)
20,910
20,566
5,301
5,579
5,084
4,946
5,263
5,162
4,627
5,515
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate +0.3%.

Operating costs

(Million euros)


+11.0% (1)
8,967
9,951
2,118
2,262
2,262
2,325
2,359
2,479
2,461
2,652
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate +13.3%.

Breakdown of operating costs and efficiency calculation

(Million euros)

	2011	Δ%	2010
Personnel expenses	**5,311**	**10.3**	**4,814**
Wages and salaries	4,122	10.2	3,740
Employee welfare expenses	758	10.1	689
Training expenses and other	431	11.5	386
General and administrative expenses	**3,793**	**11.8**	**3,392**
Premises	849	13.2	750
IT	662	17.5	563
Communications	299	5.3	284
Advertising and publicity	378	9.6	345
Corporate expenses	106	19.8	89
Other expenses	1,140	9.6	1,040
Levies and taxes	359	11.7	322
Administration costs	**9,104**	**10.9**	**8,207**
Depreciation and amortization	**847**	**11.3**	**761**
Operating costs	**9,951**	**11.0**	**8,967**
Gross income	**20,566**	**(1.6)**	**20,910**
Efficiency ratio (Operating costs/Gross income, in %)	**48.4**		**42.9**

10 Group information

in developing the leadership skills of its teams by *Fortune* magazine. Despite the increase in costs, the **efficiency ratio** closed December at an outstanding level of 48.4%, one of the lowest in the banking sector worldwide.

Efficiency


(Million euros)
Efficiency ratio
(Percentage)
Gross income
Operating cost
20,666
20,910
20,566
8,358
8,967
9,951
40.4
42.9
48.4
2009
2010
2011
2009
2010
2011

As of 31-Dec-2011, the Bank employed 110,645 **people**, practically the same number as at the close of September, with year-on-year growth of 3.4%. Its **branch network** numbered 7,457 units, with 21 additional branches than at the close of September, and 96 more than at the close of 2010. As has been the case recently, branches continue stable in Spain at a time when the sector has just begun a process of reducing branch numbers. BBVA began the same process in 2006 and completed it over 2009. In contrast, the branch network in emerging countries is increasing (basically in Mexico and South America) as a result of the expansion processes underway in these countries, aimed at taking advantage of the growth opportunities offered by their markets. Finally, the number of **ATMs** continues to grow. It closed December 2011 at 18,794, 602 more than in the third quarter and 1,739 above the figure at the close of 2010. As is the case with branches, the increase is focused mainly in emerging countries, while developed countries show no significant changes, although in this case investment is focused on their renewal and modernization.

To sum up, the changes mentioned above in revenue and expenses have resulted in an **operating income** of €10,615m in 2011 (€11,942m in 2010).

Number of employees [1]


Spain
Mexico
South America
The United States
Rest of the world
103,721
106,976
110,645
27,936
28,416
28,934
32,580
34,082
35,950
28,371
29,608
30,724
12,965
12,863
12,798
December 2009
December 2010
December 2011

(1) Excluding Garanti.

Number of ATMs [1]


Spain
Mexico
South America
The United States
15,716
17,055
18,794
4,916
5,138
5,283
6,237
6,760
7,710
3,629
4,079
4,682
934
1,078
1,119
December 2009
December 2010
December 2011

(1) Excluding Garanti.

Number of branches [1]


Spain
Mexico
South America
The United States
Rest of the world
7,466
7,361
7,457
3,055
3,024
3,016
1,987
1,985
1,999
1,495
1,456
1,567
785
752
746
December 2009
December 2010
December 2011

(1) Excluding Garanti.

Operating income

(Million euros)


-11.1% (1)
11,942
10,615
3,183
3,317
2,821
2,621
2,904
2,683
2,166
2,863
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At constant exchange rate: -9.5%.

Earnings 11

Provisions and others

Impairment losses on financial assets amounted to €4,226m in 2011, a fall of 10.4% on the figure for the previous year. In the fourth quarter there was an increase in the level of the Group’s generic loan-loss provisions, aimed at taking advantage of the higher revenue over the last three months of the year. This has had a positive impact on BBVA’s coverage ratio, which closed 31-Dec-2011 at 61%. Another important point is that the Bank’s cumulative risk premium has improved 14 basis points along the year, closing 2011 at 1.20%.

Impairment losses on financial assets

(Million euros)

-10.4% (1)

4,718 4,226

1,078 1,341 1,187 1,112 1,023 962 904 1,337

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011

(1) At constant exchange rate: -8.7%.

Provisions amounted to €510m in 2011, 5.7% up on the figure for the previous year. They basically cover early retirement, other allocations to pension funds and transfers to provisions for contingent liabilities.

The heading other gains (losses) reported a negative €2,109m in 2011. This can be explained almost entirely by two concepts: a negative €665m corresponding to provisions made for real estate and foreclosed assets with the aim of maintaining coverage above 30%; and a negative €1,444m for goodwill impairment in the United States. In 2010 the figure was a negative €320m, mainly from the adjustment of the value of foreclosed or acquired assets in Spain.

In general, the 2011 corporate tax rate was low due to revenue with a low or no tax rate (mainly dividends and income by the equity method) and the growing weight of earnings from the Mexico, South America and Turkey, where effective tax rates are low.

Net attributable profit

In the difficult economic scenario described above, BBVA generated a net attributable profit of €3,004m. Excluding the one-off charge due to goodwill impairment in the United States, the figure is €4,015m.

By business areas, Spain generated €1,363m, Eurasia €1,027m, Mexico €1,741m, South America €1,007m and the United States a loss of €722m (a gain of €289m excluding the goodwill impairment).

The cumulative earnings per share (EPS) for the year were €0.64 (€0.85 excluding one-offs), compared with €1.14 in 2010, after adjusting for the effects of the capital increase in November 2010, April 2011 and October 2011. The increase in the Group’s capital has moved the book value per share up by 2.2% year-on-year to €8.35. ROE excluding one-offs stood at 10.6% (8.0% with one-offs) and return on total average assets (ROA) at 0.79% (0.61% with one-offs). These ratios keep BBVA as one of the most profitable banks in its peer group.

Earnings per share (1)

(Euros)

-25.5%

1.14 0.85 0.30 0.31

0.28 0.24 0.25 0.22

0.18

0.17

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011

(1) Excluding results of one-off operations.

ROE (1)

(Percentage)

20.0 15.8 10.6

2009 2010 2011

(1) Excluding results of one-off operations.

ROA (1)

(Percentage)

1.04 0.89 0.79

2009 2010 2011

(1) Excluding results of one-off operations.

12 Group information

Balance sheet and business activity

BBVA closed the **fourth quarter of 2011** with a balance sheet that continues to reflect great stability, prudent risk management, great soundness, low leverage and reduced funding needs.

In terms of stability, the Group's **total assets** as of 31-Dec-2011 were €598 billion, 2.3% above the figure for the previous quarter.

As in previous quarters, the loan book continues with its twofold performance by geographical area, and the reduction in the most problematic real-estate portfolios in Spain and the United States. In Spain, gross lending to customers fell as a result of the deleveraging process in the country's economy. Despite this, BBVA gained market share in the residential mortgage

Consolidated balance sheet

(Million euros)

	31-12-11	Δ%	31-12-10	30-09-11
Cash and balances with central banks	30,939	54.8	19,981	24,637
Financial assets held for trading	70,602	11.6	63,283	74,860
Other financial assets designated at fair value through profit or loss	2,977	7.3	2,774	2,825
Available-for-sale financial assets	58,143	3.0	56,457	58,768
Loans and receivables	381,077	4.5	364,707	369,919
Loans and advances to credit institutions	26,107	10.5	23,636	23,756
Loans and advances to customers	351,900	3.8	338,857	343,416
Other	3,069	38.7	2,213	2,747
Held-to-maturity investments	10,955	10.1	9,946	11,049
Investments in entities accounted for using the equity method	5,843	28.5	4,547	5,352
Tangible assets	7,330	9.4	6,701	7,026
Intangible assets	8,677	8.4	8,007	10,068
Other assets	21,145	29.4	16,336	19,935
Total assets	**597,688**	**8.1**	**552,738**	**584,438**
Financial liabilities held for trading	51,303	37.9	37,212	50,616
Other financial liabilities at fair value through profit or loss	1,825	13.6	1,607	1,716
Financial liabilities at amortized cost	479,904	5.9	453,164	468,494
Deposits from central banks and credit institutions	92,503	35.7	68,180	80,072
Deposits from customers	282,173	2.3	275,789	282,050
Debt certificates	81,930	(3.8)	85,180	83,107
Mortgage bonds and covered bonds	42,096	4.6	40,246	44,263
Other debt certificates	39,834	(11.3)	44,933	38,844
Subordinated liabilities	15,419	(11.5)	17,420	16,067
Other financial liabilities	7,879	19.4	6,596	7,198
Liabilities under insurance contracts	7,737	(3.7)	8,033	7,478
Other liabilities	16,861	10.6	15,246	16,265
Total liabilities	**557,630**	**8.2**	**515,262**	**544,569**
Non-controlling interests	1,893	21.7	1,556	1,730
Valuation adjustments	(2,787)	262.0	(770)	(3,414)
Shareholders' funds	40,952	11.6	36,689	41,552
Total equity	**40,058**	**6.9**	**37,475**	**39,868**
Total equity and liabilities	**597,688**	**8.1**	**552,738**	**584,438**
Memorandum item:				
Contingent liabilities	39,904	9.5	36,441	38,530

Balance sheet and business activity 13

portfolio and further reduced its exposure to the developer sector. In Europe, lending remains stable and focused on high added value customers, mainly corporate clients. Lending in Garanti continues to grow, above all in consumer loans. The United States is still making progress in shifting its portfolio mix by increasing the weight of target portfolios (residential and commercial real estate). Finally in Latin America, a region where lending is clearly buoyant, there was a notable increase in lending in practically all the portfolios and categories. Moreover, these rises were of greater quality as a consequence of the significant proportion of bundled customers.

The more stable lower-cost **on-balance sheet customer funds** (current and saving accounts) performed particularly well. As a result, their weight on the liabilities side of the balance sheet has increased, thus allowing the Group to continue to improve its funding structure.

In off-balance-sheet funds, there has been a reduction of assets under management due to the market turmoil combined with customer preference for other liability products, such as time deposits and promissory notes. Nevertheless, BBVA maintains its leading position in Spain in mutual funds, with a fall that is below the average for the system, thanks to the greater weight of guaranteed funds. Additionally, the Group has clear leadership positions in pension funds, both in Spain and Latin America, where it is considered a model.

Loans and advances to customers

Gross customer lending closed December 2011 at €361 billion. This represents a rise over the year of 3.7% (up 4.3% at constant exchange rates) and of 2.5% in the quarter.

By **business areas**, Mexico has performed well, with a year-on-year growth of 8.1% at constant exchange rates (up 9.3% excluding the old mortgage portfolio). This positive performance was basically due to the increase in the retail portfolio, mainly consumer finance and credit cards, which together grew by 23.6%. South America also continues to show a significant increase in lending, with a rise over the last

Customer lending

(Million euros)

	31-12-11	Δ%	31-12-10	30-09-11
Domestic sector	**192,442**	**(3.1)**	**198,634**	**191,330**
Public sector	25,509	7.8	23,656	26,096
Other domestic sectors	166,933	(4.6)	174,978	165,234
Secured loans	99,175	(5.5)	105,002	101,552
Commercial loans	6,620	(3.3)	6,847	5,918
Financial leases	4,955	(12.5)	5,666	5,151
Other term loans	41,863	(9.4)	46,225	42,043
Credit card debtors	1,616	(4.6)	1,695	1,542
Other demand and miscellaneous debtors	2,939	32.2	2,222	2,713
Other financial assets	9,766	33.4	7,321	6,314
Non-domestic sector	**153,222**	**14.1**	**134,258**	**145,614**
Secured loans	60,655	33.3	45,509	58,202
Other loans	92,567	4.3	88,750	87,413
Non-performing loans	**15,647**	**1.9**	**15,361**	**15,689**
Domestic sector	11,042	0.8	10,953	11,156
Public sector	130	16.5	111	133
Other domestic sectors	10,913	0.7	10,841	11,024
Non-domestic sector	4,604	4.5	4,408	4,533
Customer lending (gross)	**361,310**	**3.7**	**348,253**	**352,633**
Loan-loss provisions	(9,410)	0.1	(9,396)	(9,217)
Customer lending (net)	**351,900**	**3.8**	**338,857**	**343,416**

14 Group information

Customer lending (gross)

(Billion euros)


332
348
361
+3.7% (1)
December 2009
December 2010
December 2011

(1) At constant exchange rate: +4.3%.

twelve months of 27.0% (also at constant exchange rates). In the United States, there was a notable increase in new production in the target portfolios (commercial and residential real estate), which led to a year-on-year increase of 21.5% in residential real estate and 23.0% in corporate unsecured loans (these rates do not take into account the exchange-rate effect). Lending in Eurasia was up 43.1% thanks to the positive contribution from Garanti. In Spain lending fell back by 1.8%.

Within the **domestic** sector, the general tone is still weakness in new production. On the contrary, the **non-domestic** sector continues to grow in practically all the categories, with a rate of change that is positive both over the quarter (up 5.2%) and for the last 12 months (up 14.1%).

Finally, **NPL** have remained stable since 2009.

Customer funds

Total customer funds amounted to €426 billion at the close of December 2011, with a slight increase of 1.1% over the year.

On-balance-sheet customer funds totaled €282 billion, a year-on-year increase of 2.3% (up 2.9% at constant exchange rates). By categories, within the domestic sector, there was a notable increase in lower-cost deposits, such as current and savings accounts, which were up 2.3% year-on-year. Time deposits remained stable, thanks to the high percentage of renewals of deposits gathered in 2010. These renewals were made at a significantly lower cost. However, over the quarter time deposits fell 4.1% as a result of the sale of €3,711m promissory notes by the retail network in Spain. These promissory notes are included in the debt certificates heading. Finally, the lowest-cost customer funds in the non-domestic sector, i.e. current and savings accounts, increased notably.

Off-balance sheet customer funds amounted to €144 billion as of 31-Dec-2011, 1.3% down on the figure for the same date last year, but up 5.1% on

Customer funds

(Million euros)

	31-12-11	Δ%	31-12-10	30-09-11
Deposits from customers	**282,173**	**2.3**	**275,789**	**282,050**
Domestic sector	**136,519**	**2.2**	**133,629**	**146,284**
Public sector	28,302	62.5	17,412	30,672
Other domestic sectors	108,217	(6.9)	116,217	115,612
Current and savings accounts	44,215	2.3	43,225	42,215
Time deposits	49,105	(0.1)	49,160	51,182
Assets sold under repurchase agreement and other	14,897	(37.5)	23,832	22,215
Non-domestic sector	**145,655**	**2.5**	**142,159**	**135,766**
Current and savings accounts	85,204	14.1	74,681	78,127
Time deposits	53,399	(13.3)	61,626	54,958
Assets sold under repurchase agreement and other	7,051	20.5	5,852	2,681
Other customer funds	**144,291**	**(1.3)**	**146,188**	**137,252**
Mutual funds	39,294	(6.4)	41,991	38,874
Pension funds	78,648	(0.1)	78,763	74,118
Customer portfolios	26,349	3.6	25,434	24,261
Total customer funds	**426,464**	**1.1**	**421,977**	**419,302**

Balance sheet and business activity 15

Customer funds

(Billion euros)



390
422
426
+1.1% (1)
136
146
144
254
276
282
Other customer funds
Customer funds on balance sheet
December 2009
December 2010
December 2011

(1) At constant exchange rate: +2.5%.

the close of the previous quarter. Of these funds, 35% (€50 billion) are located in Spain, a year-on-year fall of 4.0%, although the figure is practically the same as at the close of the third quarter. This can largely be explained by the reduction in the value of the assets under management, mainly in mutual funds (down 12.2% year-on-year), and by customer preference for other savings products such as time deposits and promissory notes. It is worth pointing out that according to the latest data from October 2011, the effect of this fall in BBVA is much less significant than in the rest of the system, given the more conservative profile of its mutual funds. Pension funds totaled €17 billion (up 2.5% year-on-year and 2.9% quarter-on-quarter). BBVA has maintained its position as the leading pension fund manager in Spain, with a market share of 18.7% (September 2011 data, the latest available).

In the rest of the world, off-balance-sheet customer funds totaled €94 billion, with a year-on-year increase of 0.2% at current exchange rates. These were also affected by the fall in the value of assets under management.

Statement of changes in equity

BBVA's **equity** as of 31-Dec-2011, after deducting the cash **dividend** payment for 2011 made on 10-Jan-2012, was €40,058m, a similar figure to that at the close of the third quarter of the year.

Other customer funds

(Million euros)

	31-12-11	Δ%	31-12-10	30-09-11
Spain	**50,399**	**(4.0)**	**52,482**	**50,225**
Mutual funds	19,598	(12.2)	22,316	20,220
Pension funds	17,224	2.5	16,811	16,741
Individual pension plans	9,930	2.9	9,647	9,600
Corporate pension funds	7,294	1.8	7,164	7,141
Customer portfolios	13,578	1.7	13,355	13,265
Rest of the world	**93,892**	**0.2**	**93,707**	**87,027**
Mutual funds and investment companies	19,697	0.1	19,675	18,654
Pension funds	61,424	(0.9)	61,952	57,377
Customer portfolios	12,771	5.7	12,080	10,996
Other customer funds	**144,291**	**(1.3)**	**146,188**	**137,252**

16 Group information

Capital base

In the fourth quarter of 2011, the most notable event with respect to the capital base was the publication by the European Banking Authority (EBA) of the **new capital recommendations** applicable to certain financial institutions in Europe, aimed at recovering investor confidence in their solvency. These recommendations consist of a minimum core capital ratio of 9% (using the specific criteria defined by the EBA), including an additional exceptional, temporary cushion for exposure to sovereign debt, which will have to be achieved by June 2012.

For the **BBVA Group**, the amount estimated at first in October using information from June 2011, was €7.1 billion. The Group's strategy to comply with this recommendation is based on the following fundamental pillars: organic generation of capital quarter by quarter; management of capital instruments; and, to a lesser extent, compliance with the forecast timetable for implementing the internal models approved by the Bank of Spain. With data for the close of September, the figure fell to €6.3 billion, of which €2.3 billion correspond to sovereign exposure. The reduction on the original figure was mainly the result of organic capital generation in the third quarter of 2011.

An additional €5.3 billion were generated in the **fourth quarter of the year**, as follows:

- There was a successful completion of the exchange of preference shares for mandatory convertible bonds, which are 100% eligible as core capital. The exchange was subscribed by nearly all the investors, at 98.7% of the nominal amount, or a total of €3.4 billion.
- A further €0.9 billion of capital was generated organically, explained basically by recurring earnings, the current dividend policy, and the slight increase in lending.
- There was a positive effect from the tax benefit for goodwill impairment in the United States, which amounted to €0.4 billion.
- The floor set by the capital advanced measurement approach for operational risk was eliminated. This floor was established in December 2009 when the internal operational risk models for Spain and Mexico entered into force. The effect has been of an extra €0.6 billion.

Thus, 84% of the capital recommendation has been achieved as of December 31, 2011. In the first half of 2012, the Group's organic generation of capital will cover the remaining amount. This will allow BBVA to meet with ease the core Tier 1 ratio (according to EBA criteria) of 9% by June 2012.

Capital base (BIS II Regulation)

(Million euros)

	31-12-11	30-09-11	30-06-11	31-03-11	31-12-10
Shareholders' funds	40,952	41,552	38,677	38,107	36,689
Adjustments and deductions	(10,222)	(11,923)	(11,904)	(11,654)	(8,592)
Mandatory convertible bonds	3,430	-	2,000	2,000	2,000
Core capital	**34,161**	**29,628**	**28,773**	**28,452**	**30,097**
Preference shares	1,759	5,157	5,114	5,128	5,164
Deductions	(1,759)	(2,733)	(2,452)	(2,367)	(2,239)
Capital (Tier I)	**34,161**	**32,053**	**31,435**	**31,214**	**33,023**
Subordinated debt and other	11,258	11,800	12,266	12,613	12,140
Deductions	(2,649)	(2,733)	(2,452)	(2,367)	(2,239)
Other eligible capital (Tier II)	**8,609**	**9,067**	**9,814**	**10,246**	**9,901**
Capital base	**42,770**	**41,120**	**41,249**	**41,460**	**42,924**
Minimum capital requirement (BIS II Regulation)	26,462	26,037	25,703	25,523	25,066
Capital surplus	**16,308**	**15,083**	**15,547**	**15,937**	**17,858**
Risk-weighted assets	**330,771**	**325,458**	**321,282**	**319,044**	**313,327**
BIS ratio (%)	**12.9**	**12.6**	**12.8**	**13.0**	**13.7**
Core capital (%)	**10.3**	**9.1**	**9.0**	**8.9**	**9.6**
Tier I (%)	**10.3**	**9.8**	**9.8**	**9.8**	**10.5**
Tier II (%)	**2.6**	**2.8**	**3.1**	**3.2**	**3.2**

Capital base 17

Status of EBA capital recommendation at December 2011 (Billion euros)



7.1
0.8
6.3
0.9
0.6
3.4
0.4
1.0
Capital recommendation at June
Organic generation 3Q11
Capital recommendation at September
Organic generation 4Q11
Floor elimination in AMA models
Preference shares exchange
U.S. impairment
Capital recommendation at December

Core ratio evolution following EBA criteria



7.10%
+26 bp
+104 bp
+18 bp
+13 bp
-1 bp
8.70%
Core capital Sept. 2011
Organic generation
Preference shares exchange
Floor elimination in AMA models
U.S. impairment
Other
Core capital Dec. 2011

As a result of the above, the **capital base** according to BIS II standards also substantially improved its quality over the quarter and in the year as a whole. As of December 31, 2011, core capital stood at €34,161m, 15.3% up on the figure for September 2011 and 13.5% more than in December 2010. As a result, the core ratio went up to 10.3%.

Core capital evolution

(Million euros and percentage)



Core capital
Core capital (%)
16,731
17,898
23,191
30,097
34,161
6.2
6.2
8.0
9.6
10.3
December 2007
December 2008
December 2009
December 2010
December 2011

Bank capital (Tier I) increased by €2,109m over the quarter, a rise of 6.6%, with the **Tier I** ratio standing at 10.3% (9.8% as of 30-Sep-2011), an improvement of 48 basis points over the quarter.

Other eligible capital (**Tier II**) at the same date, which includes subordinate debt, surplus generic provisions, eligible unrealized gains, and the deduction for holdings in financial and insurance entities, was €8,609m, a fall over the quarter of 5.1%, mainly due to the amortization of an subordinated debt issue. As a result, Tier II stood at 2.6% as of 31-Dec-2011 (2.8% as of 30-Sep-2011).

Total capital brings the **capital base** to €42,770m, 4.0% up on the previous quarter.

Risk-weighted assets (RWA) amounted to €330,771m, an increase of 1.6% on the figure for September, basically due to exchange-rate variations and the slight growth in lending over the quarter, above all in Mexico and South America. The entry into force of the tighter Basel 2.5 requirements (increased RWA for market risk when including stressed VaR) was offset by a lower operational risk requirement due to the elimination of the capital floor in the advanced models.

Finally, the **BIS** ratio as of 31-Dec-2011 stood at 12.9% (12.6% as of 30-Sep-2011).

Ratings

In November 2011, the rating agency Standard & Poor's published a new methodology for assigning financial institutions ratings. As a result, BBVA's rating was set at A+ (negative outlook), one notch below its previous rating of AA-. At the start of December, the agency placed the rating of Spanish sovereign on creditwatch negative, and subsequently did the same for the ratings of 12 European financial institutions (among them BBVA). At the start of 2012 the agency completed its review of the sovereign rating, which has been downgraded by two notches (to A). So far it has not made any announcement on BBVA's rating, which continues on creditwatch negative. Fitch's actions have been very similar. Mid-way through December the agency placed the rating of Spanish sovereign debt on creditwatch negative, and in January 2012 it downgraded it by two notches (to A), but it has still not completed the review of BBVA's rating.

Ratings

	Long term	Short term	Financial strength	Outlook
Moody's	Aa3	P-1	B-	Negative
Fitch	A+	F-1+	A+	Negative
Standard & Poor's	A+	A-1+	-	Negative

18 Group information

Risk management

Credit risk

Despite the difficult economic environment in 2011, BBVA was able to improve and stabilize the primary indicators of credit quality. At the close of **2011**, the NPA ratio was down to 4.0%, the coverage ratio stood at 61% and the cumulative risk premium was 1.20% (compared with 1.33% at the close of 2010). Thus the Group continued to stand out from the rest of the system with respect to the positive performance of its risk indicators.

As of 31-Dec-2011, the volume of **total risks** (including contingent liabilities) was €400,709m, a year-on-year increase of 4.3% and a growth over the quarter of 2.6%. The increase can be explained by the acquisition of Garanti and the growth in lending in Mexico and, above all, South America.

Non-performing assets have remained at practically the same level since December 2009, and at the close of 2011 amounted to €15,866m. The year-on-year increase of 1.2% is the result of

Non-performing assets

(Million euros)



15,685
15,528
15,790
15,970
15,866
-0.7%
December 2010
March 2011
June 2011
September 2011
December 2011

Credit risk management [1]

(Million euros)

	31-12-11	30-09-11	30-06-11	31-03-11	31-12-10
Non-performing assets	15,866	15,970	15,790	15,528	15,685
Total risks	400,709	390,723	391,380	383,043	384,069
Provisions	9,688	9,503	9,576	9,490	9,655
Specific	6,471	6,584	6,485	6,516	6,823
Generic and country-risk	3,218	2,919	3,090	2,974	2,832
NPA ratio (%)	4.0	4.1	4.0	4.1	4.1
NPA coverage ratio (%)	61	60	61	61	62

(1) Including contingent liabilities.

Variations in non-performing assets

(Million euros)

	4Q11	3Q11	2Q11	1Q11	4Q10
Beginning balance	**15,970**	**15,790**	**15,528**	**15,685**	**15,560**
Entries	3,610	2,918	3,713	2,804	3,852
Recoveries	(2,752)	(1,874)	(2,484)	(1,882)	(2,479)
Net variation	**858**	**1,044**	**1,229**	**922**	**1,373**
Write-offs	(1,138)	(876)	(939)	(1,140)	(1,269)
Exchange rate differences and other	176	12	(28)	61	21
Period-end balance	**15,866**	**15,970**	**15,790**	**15,528**	**15,685**
Memorandum item:					
Non-performing loans	15,647	15,689	15,515	15,210	15,361
Non-performing contingent liabilities	219	281	275	319	324

Risk management 19

the acquisition of Garanti. Without this change in the scope of consolidation, there would have been a slight fall of 0.04%. In terms of variations in NPA over the year, the ratio of recoveries to gross additions to NPA stood at 68.9%, slightly above the level in 2010 (68.6%). This is due to the stable levels of gross additions to NPA and recoveries.

Recoveries over entries to NPA

(Percentage)

68.9

64.4 67.1 66.9 64.2 76.2

4Q 1Q 2Q 3Q 4Q

2010 2011

As a result, the NPA ratio for the Group closed 2011 at 4.0%, which is down from the figure at the close of 2010 (4.1%). This rate has remained stable over all the quarters, and has not exceeded the peak of a year ago. By business areas, the United States performed particularly well. Its NPA ratio fell by 81 basis points over the year to 3.6% at the end of 2011 (4.4% in 2010). This is mainly the result of the fall in gross additions to NPA. Also notable was the performance of South America, where the NPA ratio improved by 26 basis points to 2.2% (2.5% in December 2010). In Spain, the NPA ratio ended the year at the same level as the previous year (4.8%). In Mexico, it stood at 3.5% (3.2% as of 31-Dec-2010). In Eurasia, it increased to 1.5% (0.9% at the close of 2010) due to the acquisition of Garanti.

Coverage provisions for customer risk amounted to €9,688m on 31-Dec-2011, a similar figure to that at the end of 2010. Of this total, generic provisions and country risk provisions accounted for €3,218m and represent 33.2% of the total.

Finally, the NPA coverage ratio closed 2011 at 61%. By business areas, the coverage ratio was up in South America to 146% (130% at the end of 2010) and in the United States, where it improved to 73% (61% in 2010). In Spain it closed 2011 at the same level as the previous year, 44%. In Eurasia it fell to 123%, also as a result of the

NPA and coverage ratios

(Percentage)

62 61 61 60 61

Coverage ratio

NPA ratio

4.1 4.1 4.0 4.1 4.0

December March June September December 2010 2011 2011 2011 2011

acquisition of Garanti (154% as of 31-Dec-2010); and in Mexico to 120% (152% as of 31-Dec-2010), where its fall is due to the early cancellation of the Federal Government’s Punto Final plan in January 2011. It is also important to note that 62% of the risks are collateralized (58% at the close of 2010).

Economic capital

Attributable economic risk capital (ERC) consumption amounted to €29,145m as of 31-Dec-2011, an increase of barely 0.7% on the previous quarter.

As is to be expected from BBVA’s profile, the largest allocation to ERC (64.3%) relates to credit risk on portfolios originated in the Group’s branch network from its own customer base. This percentage remained stable in comparison with the close of the previous quarter.

Market risk, which is of less importance given the nature of the business and BBVA’s policy of minimal proprietary trading has fallen back by 6.1% on the previous quarter, although it remains practically the same as a proportion of the total (1.7%). Equity risk, which refers basically to the portfolio of holdings in the industrial and financial companies and the stake in CNCB, increased by 8.6% on the close of the previous quarter and amounts to 10.9% of the total capital. This increase is due to the higher exposure in CNBC related to the appreciation of the Hong Kong dollar. Structural balance-sheet risk fell by 11.5%. It originates from the management of the Group’s structural interest-rate risk, and accounts for 6.8% of ERC. Finally, operational risk was stable at 6.7% of total ERC.

20 Group information

The BBVA share

Pressure on the markets in the **fourth quarter of 2011** had a notable impact on fixed-income and the European financial sector. One feature of this period has been that the focus of the investment community has moved beyond the intervened countries and those in the south of Europe, such as Spain and Italy, to Belgium or France.

In this context, **equity markets** were in general more stable than in the previous quarter. The Ibex 35 closed practically flat (+0.2%), while the Stoxx 50 gained 9.7%. The US market performed better than the European, with the S&P 500 index recovering 11.2%, boosted by expectations of an improvement in US macroeconomic indicators.

The **European banking sector** continued to be affected by uncertainty regarding the resolution of the crisis. High sovereign risk premiums kept capital markets effectively closed, thus making bank funding difficult. In this environment, the Euro Stoxx Banks index lost 4.7%, while Stoxx Banks closed practically flat. **BBVA** was one of the best stock-market performers among European banks, and recovered 8.1% on the close of the previous quarter. The market has valued BBVA's comfortable liquidity position and the advantages of a retail model that is less dependent on wholesale funding.

BBVA's results for the third quarter of 2011 were received positively by analysts, who stressed the factors that set the Bank apart from its peers: above all, the potential of its international businesses, its capacity to generate capital organically and thus the Group's high levels of solvency. The figures for the net interest income were very positively valued. This is particularly true for the emerging markets, where there was a notable growth in business volume. In Spain, the consistently robust indicators of credit quality were also positively valued. The analysts once more highlighted the strength of results in South America and Mexico.

The **BBVA share** was up 8.1% in the quarter, closing at €6.68 per share, resulting in a market capitalization of €32,753m. The price/book value stood at 0.8 the P/E (calculated on the attributable profit for the Group in 2011) at 10.9, and the dividend yield (calculated according to the average dividends per share estimated by the analysts for 2011 and the share price as of December 30) at 6.3%. BBVA's share price increased far above the Ibex 35 index and was also clearly better than the figures for the sector in the euro zone. In summary, in the current environment of tension and macroeconomic weakness, the market has once more valued the Group's sound capital position and its recurring earnings.

The average daily trading volume in the fourth quarter was 47 million shares, with an average value of €283m.

With respect to **shareholder remuneration**, payment of an interim dividend for 2011 was announced on December 20, at €0.10 per share. This implies an increase of 11% on the same payment last year. The amount was paid on January 10, 2012. Additionally, the Board of Directors approved the exchange of preference shares for Mandatory Subordinated Bonds convertible into newly issued ordinary shares of BBVA, for a maximum amount of €3,475m. There has been a very positive take-up on the offer, at 98.7% of investors holding preference shares, making the operation a big success. These subordinated bonds will be considered as core capital under the EBA rules.

The BBVA share and share performance ratios

	31-12-11	30-09-11
Number of shareholders	987,277	981,348
Number of shares issued	4,903,207,003	4,824,793,497
Daily average number of shares traded	46,896,175	69,688,609
Daily average trading (million euros)	283	475
Maximum price (euros)	7.00	8.38
Minimum price (euros)	5.44	5.03
Closing price (euros)	6.68	6.18
Book value per share (euros)	8.35	8.61
Market capitalization (million euros)	32,753	29,817
Price/Book value (times)	0.8	0.7
PER (Price/Earnings; times)	10.9	6.5
Yield (Dividend/Price; %)	6.3	6.8

Share price index

(31-12-10=100)


BBVA
Stoxx 50
Europe Stoxx Banks
140
130
120
110
100
90
80
70
60
50
31-12-10
31-03-11
30-06-11
30-09-11
31-12-11

The BBVA share 21

Corporate responsibility

Throughout 2011, BBVA has worked to fully integrate the management of corporate responsibility into the agendas of its management teams. Proof of the Group's commitment in this respect is that starting this year the Bank's Management Committee has taken on the functions of Corporate Responsibility and Reputation. This new system of governance aims to extend the integration of the strategic management of environmental, social, ethical and corporate governance (ESG) variables across all the Bank's business and support areas. In line with this process of integration, BBVA has been included as a participant in the Pilot Program of the International Integrated Reporting Council (IIRC). The IIRC is made up of a select group of companies that will collaborate as a network to exchange knowledge and share experiences in integrated reporting. The other CR milestones in the quarter have been as follows:

Financial inclusion

The BBVA Microfinance Foundation opened and moderated the plenary session of the World Microcredit Summit held in Valladolid in November, at which the microfinance institutions Bancamía and Caja Nuestra Gente explained their experiences. Since May 2007, the Foundation has granted microcredits amounting to €2,500m to entrepreneurs in Latin America, and it now has more than a million customers. The Foundation has also concluded an agreement with AMPYME, the Micro, Small and Medium-Sized Enterprise Authority of Panama. The agreement includes joint action to create financial products and services, as well as training, skills extension and financial literacy programs and projects.

Financial Education

As part of the corporate financial education program, BBVA Colombia has launched *Adelante con tu futuro* (Forward with your future) to provide the adult population with the skills and knowledge they need to understand the operation and proper use of financial products. This will include workshops on savings, credit, credit health, transactional channels and banking security.

Responsible banking

Responsible investment. BBVA Asset Management Continental (Peru) has launched a new fund called *BBVA Leer es estar adelante* ("BBVA Reading means keeping ahead), the first fund in the country set up to support a social cause. The resources will be used to boost the number of Peruvian school children taking part in the *Leer es estar adelante* program, which aims to improve the reading ability of young children. Additionally, BBVA has supported the publication of the Socially Responsible Investment (SRI) Observatory, which reveals that the participants of SRI funds marketed in Spain have increased by 40% in 2010.

The Environment. BBVA has renewed its commitment to the fight against climate change. At the 17th Conference of the Parties to the United Nations Framework Convention on Climate Change (COP17) it signed the "2ºC Challenge Communiqué" urging governments to take decisive action to address this problem. BBVA has sponsored once again this year the presentation of the Iberia 125 Report of the Carbon Disclosure Project 2011, which examines the policies and actions taken by the major Spanish and Portuguese companies to reduce their carbon emissions.

Human Resources. BBVA Continental has been included in the ranking of the 45 best companies to work for in Peru drawn up by the Great Place to Work Institute.

Community Involvement

The social enterprise plans selected for the first edition of the *Momentum Project* presented their expansion projects to potential financiers at the *Social Investment Day* in October. BBVA has also announced that it would fund seven of the ten projects taking part with nearly €3m through an investment vehicle designed by the Industrial and Real Estate Holdings unit.

BBVA and the Sustainability Indices

At the close of 2011, BBVA's weightings in the main sustainability indices were as follows:

Main sustainability indices in which BBVA participates

		Ponderación (%)
Dow Jones Sustainability Indexes	DJSI World	0.52
	DJSI Europe	1.20
	DJSI Eurozone	2.58
vigeo	ASPI Eurozone Index	2.16
	Ethibel Sustainability Index Excellence Europe	1.49
	Ethibel Sustainability Index Excellence Global	0.85
MSCI Indices	MSCI World ESG Index	0.37
	MSCI World ex USA ESG Index	0.74
	MSCI Europe ESG Index	1.30
	MSCI EAFE ESG Index	0.84
FTSE4Good	FTSE4Good Global	0.38
	FTSE4Good Global 100	0.61
	FTSE4Good Europe	0.87
	FTSE4Good Europe 50	1.39

For more information and contact details, please visit www.bancaparatodos.com

22 Group information

Business areas

In this section we discuss the more significant aspects of the activities and earnings of the Group’s different business areas, along with those of the main units within each, plus Corporate Activities. Specifically, we deal with the income statement, the balance sheet and the main ratios: efficiency, NPA ratio, NPA coverage ratio and the risk premium.

Following the acquisition of 24.9% of the Turkish bank Garanti and its incorporation into the financial statements of the Group starting in March 2011, BBVA began to have a significant presence in Europe and Asia in terms of its balance sheet and earnings. In addition, since the start of the crisis, the importance of the geographical location of business has been clear for providing a proper perception of risks and an improved estimate of the capacity for future growth. Finally, the new regulations favor a local management of structural risks that avoids possible contagion between financial systems. For these motives, the businesses included in Spain and Portugal and WB&AM during 2010 have been regrouped into the following areas:

Spain: includes BBVA businesses in all segments, within the country.

Eurasia: covers all BBVA activity in the rest of Europe and Asia, including the Group’s stake in Garanti.

This responds to the increased demand for geography-specific information from different users, including the regulators.

In addition, it is worth noting that in 2010 liquidity conditions on the financial markets have made access to finance more expensive for Spanish credit institutions. BBVA has been no exception to this, and thus since January 2011, and with retroactive effect for 2010 data, the liquidity premium imputed to business areas through the system of internal reference rates has been increased. The aim is to adapt to the new reality of the financial markets.

The business areas are now organized as follows:

Spain, which includes: The retail network, with the segments of individual customers, private banking, and small business and retail banking in the domestic market; Corporate and Business Banking (CBB), which handles the needs of SMEs, corporations, government and developers in the country; Corporate and Investment Banking (C&IB), which includes activity with large corporations and multinational groups; Global Markets (GM), with the trading floor and distribution business in the domestic market; and other units, among them BBVA Seguros and Asset Management (management of mutual and pension funds in Spain).

Eurasia, which includes business in the rest of Europe and Asia. In 2010 it was reported either in Spain and Portugal (BBVA Portugal,

Consumer Finance Italy and Portugal, and the retail business of branches in Paris, London and Brussels), or in WB&AM (Corporate and Investment Banking, Markets, CNCB and CIFH). Additionally, it also includes the information on Garanti.

Mexico: includes the banking, pensions and insurance businesses in the country.

United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

South America: includes the banking, pensions and insurance businesses in South America.

As well as the units indicated, all the areas also have allocations of other businesses that include eliminations and other items not assigned to the units.

Finally, the aggregate of Corporate Activities includes the rest of items that are not allocated to the business areas. These basically include the costs of head offices with a strictly corporate function, certain allocations to provisions such as early retirements and others also of a corporate nature. Corporate Activities also performs financial management functions for the Group as a whole; essentially management of asset and liability positions for interest rates in the euro-denominated balance sheet and for exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risk in currencies other than the euro is recorded in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In addition, supplementary information is provided of the global business (WB&AM) carried out by the BBVA Group. Homogeneous products and risks, and common characteristics of the customers served, make this aggregate of businesses relevant to better understand the BBVA Group.

Furthermore, as usual in the case of The Americas, both constant and current exchange rates have been applied when calculating year-on-year variations.

The Group compiles reporting information on a level as disaggregated as possible, and all data relating to the businesses these units manage is recorded in full. These basic units are then aggregated in accordance with the organizational structure established by the Group at higher-level units and, finally, the business areas themselves. Similarly, all the companies making up the Group are also assigned to the different units according to the geographical area of their activity.

Once the composition of each business area has been defined, certain management criteria are applied, of which the following are particularly important:

Business areas 23

- **Capital**: Capital is allocated to each business according to economic risk capital (ERC) criteria. This is based on the concept of unexpected loss at a specific confidence level, depending on the Group's capital adequacy targets. These targets have two levels: the first is core equity, which determines the capital allocated. This amount is used as a basis for calculating the profitability of each business. The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the ERC combines credit risk, market risk, structural balance-sheet risk, equity positions, operational risk and fixed asset and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II capital accord, with economic criteria prevailing over regulatory ones.

  ERC is risk-sensitive and thus linked to the management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability across units. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the profitability by client, product, segment, unit or business area.

- **Internal transfer prices**: Internal transfer rates are applied to calculate the net interest income of each business, on both the assets and liabilities. These rates are composed of a market rate that depends on the revision period of the operation, and a liquidity premium that has been revised as indicated above. Earnings are distributed across revenue-generating and distribution units (e.g., in asset management products) at market prices.

- **Assignment of operating expenses**: Both direct and indirect costs are assigned to the business areas, except where there is no clearly defined relationship with the businesses, i.e. when they are of a clearly corporate or institutional nature for the Group as a whole.

- **Cross selling:** in some cases, consolidation adjustments are required to eliminate shadow accounting entries in the results of two or more units as a result of cross-selling incentives.

Recurrent economic profit by business area

(January-December 2011. Million euros)

	Adjusted net attributable profit	Economic profit (EP)
Spain	1,697	652
Eurasia	991	445
Mexico	1,761	1,269
South America	762	413
The United States	276	(11)
Corporate Activities	(796)	(793)
BBVA Group	**4,691**	**1,976**

Mayor income statement items by business area

(Million euros)

		Business areas					
	BBVA Group	Spain	Eurasia	Mexico	South America	The United States	Corporate Activities
2011							
Net interest income	13,160	4,399	801	3,827	3,164	1,590	(621)
Gross income	20,566	6,357	1,952	5,550	4,457	2,277	(27)
Operating income	10,615	3,556	1,307	3,539	2,415	786	(987)
Income before tax	3,770	1,914	1,170	2,299	1,877	(1,061)	(2,430)
Net attributable profit	**3,004**	**1,363**	**1,027**	**1,741**	**1,007**	**(722)**	**(1,413)**
Net attributable profit (excluding one-offs)[1]	**4,015**	**1,363**	**1,027**	**1,741**	**1,007**	**289**	**(1,413)**
2010							
Net interest income	13,320	4,878	345	3,688	2,495	1,794	121
Gross income	20,910	7,055	1,080	5,496	3,797	2,551	932
Operating income	11,942	4,240	785	3,597	2,129	1,034	158
Income before tax	6,422	3,160	675	2,281	1,670	309	(1,673)
Net attributable profit	**4,606**	**2,255**	**588**	**1,707**	**889**	**239**	**(1,072)**
Net attributable profit (excluding one-offs)[1]	**4,606**	**2,255**	**588**	**1,707**	**889**	**239**	**(1,072)**

(1) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

24 Business areas

Spain

Income statement

(Million euros)

Spain

2011 Δ% 2010

Net interest income 4,399 (9.8) 4,878

Net fees and commissions 1,468 (12.2) 1,672

Net trading income 19 n.m. 2

Other income/expenses 471 (6.5) 504

Gross income 6,357 (9.9) 7,055

Operating costs (2,801) (0.5) (2,815)

Personnel expenses (1,694) (1.1) (1,713)

General and administrative expenses (1,009) 0.4 (1,004)

Depreciation and amortization (98) 0.9 (97)

Operating income 3,556 (16.1) 4,240

Impairment on financial assets (net) (1,711) 30.0 (1,316)

Provisions (net) and other gains (losses) 70 (70.6) 237

Income before tax 1,914 (39.4) 3,160

Income tax (550) (39.0) (902)

Net income 1,364 (39.6) 2,258

Non-controlling interests - - (2)

Net attributable profit 1,363 (39.5) 2,255

Balance sheet

(Million euros)

Spain

31-12-11 Δ% 31-12-10

Cash and balances with central banks 13,358 232.8 4,014

Financial assets 68,974 10.2 62,591

Loans and receivables 223,333 (1.8) 227,343

Loans and advances to customers 209,622 (1.7) 213,281

Loans and advances to credit institutions and other 13,711 (2.5) 14,062

Inter-area positions - - -

Tangible assets 922(5.0) 970

Other assets 3,325 22.1 2,723

Total assets/Liabilities and equity 309,912 4.1 297,641

Deposits from central banks and credit institutions 41,462 68.6 24,586

Deposits from customers 114,783 (9.8) 127,219

Debt certificates 3,668 - -

Subordinated liabilities 5,802 3.2 5,621

Inter-area positions 67,526 (14.1) 78,629

Financial liabilities held for trading 48,351 39.1 34,761

Other liabilities 18,014 12.3 16,035

Economic capital allocated 10,306 1.4 10,160

Spain 25

Significant ratios

(Percentage)

	Spain		
	31-12-11	30-09-11	31-12-10
Efficiency ratio	44.1	42.7	39.9
NPA ratio	4.8	4.9	4.8
NPA coverage ratio	44	42	44
Risk premium	0.78	0.77	0.60

Spain highlights in the fourth quarter

- Tight cost control of liabilities and improvement of spreads.
- Deleveraging process positive for the liquidity gap in the area.
- Successful exchange of preferred shares for convertible bonds.
- Stable NPA and coverage ratios.

The area of Spain includes all the segments of BBVA's banking and non-banking business in the country.

In the **fourth quarter of 2011**, the commercial activity of Spanish financial institutions was influenced to a great extent by the necessary and positive deleveraging process carried out in the highest-risk sectors, the liquidity crunch in the wholesale funding markets, pressure on the costs of wholesale and retail liabilities and the deterioration of asset quality. The Spanish financial system is also still immersed in its own restructuring process. Among the events of the quarter reflecting this situation, there was the intervention of the Banco de Valencia and the completion of the auction of Caja del Mediterráneo (CAM), previously intervened by the Bank of Spain, which was finally awarded to Banco de Sabadell.

Against the backdrop of a growing liquidity crunch, the Spanish banking system's commercial networks have therefore continued to focus on attracting stable funds. In the last quarter there was a notable issuance of promissory notes to individuals and companies (over €40,000m). In the loan book, household lending fell by 2.0% (latest available figures to November) on the December 2010 figure, a slightly lower decrease than at the close of the third quarter of 2011. New production of mortgages to individuals fell by 44.5% and consumer finance by 41.9%. Corporate deleveraging has been more notable, at 5.1% over the same time period. For the year as a whole, the volume of loans in the Spanish banking system has been curtailed by €61,264m (€75,397m since 2008). Demand for liability products focused on deposits and new conservative options such as promissory notes, which have been the focus of almost all the new funds gathered in the fourth quarter.

During 2011, increases in the base rates have led to a repricing of new credit transactions. At the same time, renewal of stable funds has been at prices in line with these reference base rates, which has improved customer spread.

Against this backdrop, BBVA continues to consolidate its leading position in the household and corporate segments, in both asset products (such as mortgage lending) and liability products (stable funds). It is also increasing the profitability of its net interest income (measured against ATA), despite the reduction in the portfolios of greatest risk and spread, thanks to good management of the customer spread, which has improved over the quarter to 2.10% in this area.

Gross lending to customers in Spain as of 31-Dec-2011 amounted to €214,156m, a year-on-year fall of 1.8% (less than the fall of 2.5% in the market as a whole). Yield on loans was up by 13 basis points on the figure for 31-Dec-2010.

Customer funds under management (deposits, mutual funds and pension funds, as well as promissory notes) amounted to €153,163m, a year-on-year fall of 0.7%. The fall was caused by the drop in off-balance-sheet funds, as stable funds in the balance sheet (including promissory notes and excluding repos and other balances related to Markets) were up 3.4% over the last 12 months to €109,358m as of 31-Dec-2011. Thus the financial deleveraging process, which is considered necessary and positive for the country's economy, together with the favorable performance of these customer funds, have had a clearly positive impact on the liquidity gap in the area. It is worth noting that BBVA closed the year with a significant gain in market share of 21 basis points in household and corporate transactional accounts which reached 9.6% (latest available figures from December 2010 to November 2011). The Group's issue of promissory notes through its commercial networks began strongly in September, and its market share amounted to 8.4% in December (latest available figures).

26 Business areas

In off-balance-sheet funds, the Group manages €19,598m in mutual funds in Spain, a market share of 15.3%. BBVA's assets under management fell by 3.1% over the quarter. The fall is still less marked than that recorded by the market as a whole, given the greater weight of the more conservative products offered by the Bank. BBVA's fund manager remains the market leader in pension funds in Spain, with a share of 18.7% (figures for September) and assets under management up 2.9% over the last quarter to €17,224m.

Between September and October 2011 and for the second time in the year, the **Dividend Option** gave shareholders the chance to receive their remuneration in shares. The uptake has been very satisfactory, as 91% of those with shares deposited at BBVA have chosen this formula rather than a cash dividend payment. It is also worth noting that in December BBVA successfully closed the **exchange of preference shares** for mandatory subordinated bonds convertible into newly issued ordinary shares of BBVA. The take-up on the offer among investors was 98.7%, amounting to a total of €3,430m. The successful uptake of this operation and others reveals the great capillarity of the BBVA network, the trust of its customers in BBVA and the mutual commitment between them and the Bank.

Stable quarterly figures for net interest income and other revenue, the high level of efficiency, and competitive advantages in terms of asset quality with respect to the sector as a whole, have all characterized **earnings** for the area in 2011.

A combination of loan repricing, the greater weight of current and savings accounts, the high proportion of time deposits renewed at prices adjusted to the degree of customer bundling, and risk selectiveness have resulted in a net interest income for the year of €4,399m, with very stable quarterly figures (the figure for the fourth quarter was €1,091m). This was achieved despite the last six months of the year being characterized by more expensive wholesale funding and the loss of asset values as a result of market difficulties.

Income from fees and commissions in the fourth quarter remained stable at €332m in an environment of pressure from the financial markets influencing the fees linked to mutual funds, reduced M&A activity in the corporate sector, and cuts in fees to ensure greater customer loyalty. The figure for income from fees and commissions over the year was €1,468m, which accounts for more than 23% of recurring revenue (gross income minus NTI). Revenue from the insurance business was also positive, at €339m (up 3.1% year-on-year). This was due to a number of factors, including BBVA's gains in market share in the main lines of activity in this business. NTI continues strongly affected by the negative performance of the financial markets. As a result of the above, **gross income** for the year as a whole was €6,357m (€7,055m the previous year).

BBVA's efficiency ratio (44.1%) is also a competitive advantage, thanks to tight control of operating expenses, which fell by 0.5% on the figure for the previous year, despite the fact that its number of branches remained practically the same, unlike its competitors. Additionally, BBVA's productivity ratios have also improved, opening up a gap in its favor compared with the rest of the system. All this is the result of the appropriate and efficient management of various distribution channels.

The **operating income** for 2011 was €3,556m (€4,240m in 2010). This reflects the resilience of

Spain. Operating income

(Million euros)



-16.1%
4,240
3,556
1,238
1,162
989
851
1,062
982
763
749
1Q
2Q
3Q
4Q
2010
1Q
2Q
3Q
4Q
2011

Spain. Net attributable profit

(Million euros)



-39.5%
2,255
1,363
714
651
515
374
477
419
265
202
1Q
2Q
3Q
4Q
2010
1Q
2Q
3Q
4Q
2011

Spain 27

BBVA's recurrent earnings in a year plagued by economic and financial difficulties. At the same time, it reveals that it has room to meet the needs for loan-loss provisioning in the domestic market, with impairment losses on financial assets at €1,711m, representing 48% of the operating income.

Another competitive advantage with respect to its sector is BBVA's asset quality in Spain, with a very stable NPA ratio of 4.8% as of 31-Dec-2011, notably lower than the 7.5% as the average for the market. There was practically no increase of asset impairments over the year in the area, while in the system as a whole the ratio was up 179 basis points. The coverage ratio remains at the same levels as the previous year, at 44%. The practically stable volume of distressed assets is due to a moderation of gross additions, with an increase of recoveries.

The absence of extraordinary earnings, compared with the figure of €249m the previous year, led to a 39.5% year-on-year decrease in the area's **profit** to €1,363m.

Exposure to the **developer sector** continues to fall in Spain, and as of 31-Dec-2011 it stood at €14,158m, €2,450m below the figure at the close of 2010. Of this total, nearly 49% corresponds to finished properties, 17% to construction in progress and 26% to land. Out of the total, non-performing and substandard loans account for €5,795m. This figure is below that for the last quarter (€6,024m) and that for last year (€5,924m). The value of the collateral covering developer risk, based on up-to-date appraisals, is €19,288m, which maintains the average LTV at 73% and easily covers the portfolio value. In addition, specific and generic provisions cover 73% of NPL and substandard balances.

Detail of real estate developers lending

(Million euros)

	31-12-11	% Weighting	31-12-10	% Weighting	Absolute variation
With collateral	13,053	92.2	15,249	91.8	(2,196)
Finished properties	6,930	48.9	7,403	44.6	(473)
Construction in progress	2,448	17.3	3,531	21.3	(1,083)
Land	3,675	26.0	4,315	26.0	(640)
Without collateral and other	1,105	7.8	1,359	8.2	(254)
Total	**14,158**	**100.0**	**16,608**	**100.0**	**(2,450)**

Coverage of real estate developers exposure

(Million euros at 31-12-11)

	Risk amount	Shortfall over collateral (1)	Provision	% Coverage over shortfall	% Coverage over risk
NPL	3,743	1,725	973	56	26
Substandar	2,052	911	268	29	13
Generic provision			456		
Total	**5,795**	**2,636**	**1,697**	**64**	**29**

(1) Shortfall over updated collateral values and additional haircut established by the Bank of Spain regulation.

Foreclosures and asset purchases

(Million euros at 31-12-11)

	Gross amount	Provision	% Coverage	Net amount
From real estate developers	5,101	1,740	34	3,361
From Dwellings	1,509	401	27	1,108
Other	1,104	454	41	650
Total	**7,714**	**2,595**	**34**	**5,119**

28 Business areas

and 92% of the amount to be provisioned (the value in excess of the guarantees after applying the regulatory criteria that entered into force with Bank of Spain Circular 3/2010). BBVA also maintains a total of €5,101m in real estate assets at gross book value which originally were loans to companies. These properties have an average coverage ratio of 34.1%. It is also worth noting that coverage ratio for land stands at 37.5%. Out of this, 52% is developed land, 45% is building and only 2% is rustic land.

Retail and Commercial Banking

This unit includes the Retail Network, with the household customers, private banking, small companies and retailer segments in the Spanish market; Corporate and Business Banking (CBB), which handles the needs of the SMEs, corporations, the public sector and developers; and other businesses, including the insurance arm BBVA Seguros.

Within the Retail Network, lending closed 2011 with a balance of €102,158m (down 4.0% year-on-year). Customer deposits (including promissory notes) stood at €77,114m (up 4.0%). Thus there is a clear improvement in the unit’s liquidity gap.

In 2011 BBVA met with its financial commitments to individual customers, businesses and the self-employed by increasing its share of residential mortgage lending by 8 basis points over the year, according to the latest available figures, in a market where new production fell back significantly by 45% year-on-year. The unit had a new production of €4,763m in mortgages over the year, 13.3% of the sector. The personalized and special features of the Bank’s mortgage products have allowed it to respond to demand quickly and flexibly. At the same time the spread has increased by 35 basis points, even in the last 12 months, thanks to an adequate policy of prices and costs and good control of the risk parameters.

With respect to consumer finance, the accumulated new production for the year stood at €1,361m, and BBVA’s market share was consolidated at 10.5% in the stock.

In terms of customer funds, the available profitable products, as well as the efficient management of the maturities of time deposits issued in 2010 have enabled BBVA to reach for the second year in a row a market share of 8.3% in current and savings accounts, plus time deposits for the household segment, 11 basis points up on the close of 2010.

Within customer deposits, in current and savings accounts during the fourth quarter, there was the launch of a new Quincena de Cuentas Abiertas account campaign in November, as well as the capture of 16,141 new payroll accounts and 19,686 new pension-linked accounts (both, figures to November). In payroll accounts, the market share increased by 29 basis points to 9.5%, and in pension linked accounts by 40 basis points to 9.6%. Time deposits remained profitable for customers, according to their loyalty level. As a result, the year ended with a renewal of 78% of the products sold in 2010, but with a notable reduction in costs. In addition, since September the retail segment has gathered €2,381m in promissory notes.

Assets under management in pension plans in Spain increased by 2.9% over the quarter to a cumulative new production in the quarter of €415m. This was the result of the launch of a competitive offer of guaranteed fixed-income plans and support from two campaigns: Bonificación de aportación y traspasos a planes de campaña del 2%-4%” (giving a bonus for people transferring their pension plans) and Quincena de Cuentas Abiertas (Open Accounts Fortnight). Finally, it is worth pointing to the launch at the end of November 2011 of a new life insurance savings plan: Plan de Previsión Asegurado Acumulación (PPA Acumulación) (the Cumulative Guaranteed Pension Plan), which completes the range of retirement pension products. It offers a set return at maturity and the same tax advantages as pension plans.

In the self-employed segment, the launch of the campaign to attract new customers and to build the loyalty of existing ones, called Plan + Profesional led to an increase of €1,000m in customer funds and 2,000 new customers at the end of the year.

In the retail trade segment, the new campaigns both to attract new customers and maintain the loyalty of existing ones have focused on the “Bono TPV” and “Transactional” offers with excellent results in turnover of POS. Among the most notable commercial actions are the renewal of agreements with the following: the National Association of the Self-Employed (ATA), with 450,000 members; the National Federation of Lottery Associations (ANAPAL) with more than 5,000 members; the Spanish Modern Hotel and Catering Association (FEHRCAREM) with more than 3,000 franchises; the Spanish Retail Confederation (CEC) with 450,000 members; IAC Automoción, with 1,500 members; and the Union of Tobacconists (UAEE), with 11,000 members.

CBB manages lending of €88,173m and customer deposits including promissory notes totaling €21,602m.

Support to Spanish companies was a priority in 2011. BBVA has done so mainly through two vehicles: commercialization of ICO lines, as well as collaboration with the Official Credit Institute (ICO) in the dissemination and development of ICO Directo; and with the European Investment Bank (EIB), through a new Public Sector line. BBVA has, for another year, played a key role as one of the most active banks in the distribution of various ICO credit facilities, with the conclusion of 31,745 transactions for a total of €2,393m, a market share of 12.7%.

In terms of working capital financing, BBVA granted factoring transactions for €12,920m and accounts payable advances and deferments for €14,109m, thus consolidating its leading position in this business.

In the corporate segment BBVA also maintains a leading position with large companies, with a penetration share of 67.5% and a 27% market share as the leading financial supplier (according to the FRS-Inmark-2011 report). Within SMEs (corporate entities with a turnover of under €50m and more than 10 employees), the penetration share is 34% and share as leading financial provider 12.1%, according to the same source.

In corporations, BBVA is the absolute market leader, with 96.7% of penetration share. It is the primary or reference bank for most

Spain

customers thanks to its outstanding service and the customer-relationship model that defines this group.

BBVA Private Banking serves customers with more than €300,000 in liquid assets and also encompasses the wealth management unit (Patrimonios) for customers/family groups with more than €2m available. Positive aspects in the year include the increase of 1% in the number of customers and the recognition for the second year in a row as the best private bank in Spain in the 2011 Global Private Banking Awards, held annually by The Banker, the prestigious Financial Times Group magazine specializing in international banking. BBVA Private Banking remains the sector leader in terms of assets under management, at more than €2,700m (11.2% market share) at the close of 2011, pertaining to 290 SICAVs.

Finally, in the insurance unit, covered savings continue to perform well (up 178% year-on-year), particularly the company insurance schemes, with €464m of written premiums (up 152%), making it a clear reference in this market. As a result, the volume of funds under management in insurance savings policies amounted to €8,792m (up 8% year-on-year). BBVA Seguros is still the market leader in individual life and accident insurance policies, with a market share of 10.5% as of September (latest data available). The level of activity in the non-life business has been maintained. The unit has also brokered premiums for other companies for €161m.

Wholesale Banking

This unit manages the business with large corporations and multinational groups in the domestic market through Corporate and Investment Banking (C&IB), and the activity of Global Markets in the same geographical area, with their trading floor and distribution business. It is a customer base with diversified business and high cash flows from other countries. BBVA is able to offer a full range of products and services, supported by its extensive international presence.

In Spain, at the close of the year Wholesale Banking managed a loan book of €23,339m and on-balance-sheet customer funds (not including repos) of €9,903m, a growth of 7.2% and 18.3% respectively on the close of the previous year. The unit continues to focus strongly on customers with the highest levels of loyalty, profitability and credit quality.

The most significant aspects of earnings are as follows:

Resilient recurrent revenue in the unit (net interest income plus fees): the figure for the year as a whole is very similar to 2010, at €945m. Specifically, in WB&AM this revenue was up 3.3% in the last 12 months.

The current economic situation, the low level of business and the fall in asset prices in general, explain the negative NTI for the year, although it is less negative than the figure for 2010.

As a result, the gross income of €921m is 1.3% under the figure for the close of 2010. However, it is worth highlighting the favorable performance of gross income in the WB&AM unit, which was up 7.2% year-on-year, and the positive trend in customer revenue in Global Markets, particularly in those businesses that are strategic for the unit, such as credit.

Year-on-year growth in operating expenses was 8.0%, explained by the investment project underway that has been mentioned in previous quarters; as a result, the operating income was down 7.2% year-on-year to €532m.

Impairment losses on financial assets were stable, and net attributable profit at the close of 2011 came to €363m (€397m as of 31-Dec-2010).

30 Business areas

Eurasia

Income statement

(Million euros)

Eurasia

2011 Δ% 2010

Net interest income 801 132.1 345

Net fees and commissions 391 66.1 236

Net trading income 105 (20.8) 132

Other income/expenses 655 78.4 367

Gross income 1,952 80.7 1,080

Operating costs (645) 118.6 (295)

Personnel expenses (355) 98.2 (179)

General and administrative expenses (245) 147.6 (99)

Depreciation and amortization (45) 165.1 (17)

Operating income 1,307 66.5 785

Impairment on financial assets (net) (149) 66.3 (89)

Provisions (net) and other gains (losses) 11 n.m. (20)

Income before tax 1,170 73.3 675

Income tax (143) 61.7 (88)

Net income 1,027 75.0 587

Non-controlling interests - - 1

Net attributable profit 1,027 74.8 588

Balance sheet

(Million euros)

Eurasia

31-12-11 Δ% 31-12-10

Cash and balances with central banks 1,340 289.6 344

Financial assets 11,581 84.3 6,285

Loans and receivables 38,754 46.1 26,530

Loans and advances to customers 33,905 42.4 23,813

Loans and advances to credit institutions and other 4,850 78.5 2,716

Inter-area positions - - 12,020

Tangible assets 604 62.3 372

Other assets 1,119 163.3 425

Total assets/Liabilities and equity 53,398 16.1 45,975

Deposits from central banks and credit institutions 18,038 (8.1) 19,624

Deposits from customers 21,786 4.3 20,884

Debt certificates 818 n.m. 0

Subordinated liabilities 2,102 49.2 1,409

Inter-area positions 1,893 n.m. -

Financial liabilities held for trading 401 148.4 161

Other liabilities 4,107 204.0 1,351

Economic capital allocated 4,254 67.1 2,546

Eurasia 31

Significant ratios

(Percentage)

	Eurasia		
	31-12-11	30-09-11	31-12-10
Efficiency ratio	33.0	32.8	27.3
NPA ratio	1.5	1.5	0.9
NPA coverage ratio	123	118	154
Risk premium	0.45	0.28	0.38

Eurasia highlights in the fourth quarter

- Start of collaboration and generation of synergies with Garanti.
- Year-on-year growth of the profit reported by CNCB for 3Q: +41%.
- Positive performance of business in Europe.
- Eurasia confirms its contribution in terms of earnings and diversification.

This area covers BBVA's activity in Europe (excluding Spain) and Asia. In other words, it includes BBVA Portugal, Consumer Finance Italy and Portugal, the retail business of branches in Paris, London and Brussels (in 2010 these were reported in Spain and Portugal), and WB&AM activity (Corporate and Investment Banking, Global Markets and CNCB) within this geographical area. It also covers the Group's stake in Garanti.

From a **macroeconomic** point of view, the performance of this business area is twofold due to different evolution of the advanced economies in Europe, on the one hand, and emerging economies such as China and Turkey on the other. In the fourth quarter of 2011 the European economy as a whole showed weak growth. However, this growth continues to be uneven. The peripheral countries showed the greatest slowdown, or even entered into a renewed recession, while those in central Europe posted higher rates of growth. The resurgence of the financial turmoil starting mid-way through the year, and the publication of data showing greater weakness in the core regions, spurred a change in expectations regarding a toughening of monetary policy. As a result, the ECB has reversed the early rise in rates and has continued its policy of supporting liquidity in a context where inflation is slightly above target. In contrast, Asia and Turkey have maintained their growth rates, although at lower levels than in previous periods. This is due to the slowdown in global growth, and the adoption by local authorities of economic policies designed to prevent overheating.

As a result, Eurasia continues to perform well overall, generating an accumulated **net attributable profit** for the year of €1,027m, or 25.6% of the Group's total earnings excluding one-offs. This net attributable profit added geographical diversification to the Group and reflects its commitment to emerging countries with economic growth potential.

In terms of business activity in the area, **gross lending to customers** as of 31-Dec-2011 was at similar levels to the previous quarter, at €34,740m. This represents a year-on-year increase of 43.1%, due to the incorporation of Garanti. Excluding the contribution from the Turkish bank, the loan book remained very stable, with an increase of 3.2%.

Customer funds totaled €21,470m, a fall of 5.8% over the quarter due to global businesses in Europe, as deposits in Turkey continue to show a good performance.

By business unit, **Europe** accounts for 45% of earnings for the year. Its positive growth can mainly be explained by the consolidation of Garanti, and to a lesser extent by the good performance of the rest of the local businesses. It is worth noting the positive performance of gross income, which amounted to €1,283m, 95.1% up on the previous 12 months. Excluding Garanti, gross income growth was 6.9%, despite the unfavorable situation of the financial markets. As a result, the net attributable profit rose 86.1% to €464m, or 8.7% excluding Garanti.

Asia accounts for 55% of results in the area. The net attributable profit was up by 66.4%, mainly due to the growing contribution from CNCB, whose activity and earnings are increasing quarter by quarter. According to the latest available figures to September 2011, the loan book increased by 9.4% on the figure for the close of

Eurasia. Operating income

(Million euros)



+66.5%
785
1,307
159
199
170
257
249
317
321
420
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

Eurasia. Net attributable profit

(Million euros)



+74.8%
588
1,027
124
147
147
169
198
251
257
322
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

32 Business areas

Eurasia: Lending breakdown by geography (31-12-2011)

Rest of Europe 60% Turkey 28% Asia 12%

Eurasia: On-balance sheet customer funds breakdown by geography (31-12-2011)

Rest of Europe 52% Turkey 45% Asia 3%

Eurasia: Gross Income breakdown by geography (31-12-2011)

Rest of Europe 36% Turkey 30% Asia 34%

Eurasia: Net Attributable Profit breakdown by geography (31-12-2011)

Rest of Europe 26%

Turkey 19%

Asia 55%

2010, customer deposits grew by 8.0% and the accumulated net attributable profit for the year was up 40.9% year-on-year. Overall, Asia generated gross income of €669m (up 58.3% year-on-year) and a net attributable profit of €563m.

In the fourth quarter of 2011, BBVA continued to make progress in its strategic alliance with CNCB aimed at exploring new business opportunities. In addition, the Bank has been recognized as the Best Trainer of Chinese Professionals by the prestigious association China Club. The award recognizes the Group’s work to attract talent in the Asian country.

The most notable aspects of Garanti in the fourth quarter of 2011 are as follows (data for Garanti Bank):

Continued sound progress in the loan book (up 29.6% year-on-year), although at a slower pace than in previous quarters. This is due to the Central Bank’s policies designed to prevent the Turkish economy from overheating. However, it is worth noting that lending growth in Garanti over the quarter was above the sector as a whole (up 3.3% in Garanti and up 2.7% in the sector). More specifically, the retail portfolio showed outstanding growth across the board (consumer finance, mortgages and credit cards).

Customer deposits have maintained their upward trend (up 5.5% over the quarter and 17.5% over the year) also above those for the rest of the sector (up 1.9% over the quarter and 12.5% for the year).

The bank’s gross income rose to €1,807m, a rise of 6.6% over the last 12 months. This performance is explained by the appropriate mix in the loan book and customer funds, the positive price management with repricing of the loan portfolio, and the favorable trend in business activity.

Garanti continues to be an example in the Turkish banking sector in terms of efficiency, with operating expenses rising below inflation.

It also has an excellent asset quality, with NPL and coverage ratios of 1.8% and 82% respectively, significantly better than those of the rest of the sector.

As a result, Garanti generated a net attributable profit of €1,313m.

Finally, it is worth highlighting that the Turkish bank and BBVA have started to collaborate. Specific working teams have been set up with members from both banks to identify and implement projects that can help increase the value of the Group’s franchises. One of the projects in place is the identification of corporate customers with a presence or interest in Turkey. Work is already underway with these customers on specific new financial transactions. With regard to technology, given Garanti’s sound technological and operational platform, plans have been implemented to exchange know-how between Garanti, BBVA Bancomer and BBVA Spain.

Garanti. Composition of assets and lending portfolio (1)

(December 2011)

Composition of assets

Other 4.0% Loan to customers 57.0%

Cash and banks 15.4% Securities 23.6%

Lending portfolio

Corporate 18.3%

Consumer 18.5%

Credit cards 11.9%

SME 11.8%

Commercial 39.5%

(1) Garanti Bank only.

Garanti. Composition of liabilities (1)

(December 2011)

Other 5.6%

Shareholders’ equity 12.0%

Fund borrowed 14.7%

Repo obligations 7.5%

Deposits from banks 1.4%

Bonds issued 2.5%

Deposits from customers 56.3%

(1) Garanti Bank only.

Eurasia

Mexico

Income statement

(Million euros)

	Mexico				Units: Banking Business				Units: Pensions and Insurance			
	2011	Δ%	Δ%(1)	2010	2011	Δ%	Δ%(1)	2010	2011	Δ%	Δ%(1)	2010
Net interest income	**3,827**	**3.8**	**7.2**	**3,688**	**3,746**	**3.4**	**6.8**	**3,623**	**73**	**19.9**	**23.8**	**61**
Net fees and commissions	1,194	(3.2)	0.0	1,233	1,114	(3.8)	(0.6)	1,158	72	1.4	4.7	71
Net trading income	302	(23.4)	(20.9)	395	239	(15.5)	(12.7)	283	63	(43.7)	(41.8)	112
Other income/expenses	227	26.8	31.0	179	(111)	(22.8)	(20.2)	(144)	398	17.3	21.2	340
Gross income	**5,550**	**1.0**	**4.3**	**5,496**	**4,988**	**1.4**	**4.7**	**4,920**	**606**	**3.9**	**7.4**	**583**
Operating costs	(2,012)	5.9	9.4	(1,899)	(1,896)	7.8	11.4	(1,758)	(157)	5.6	9.1	(149)
Personnel expenses	(860)	0.4	3.8	(856)	(787)	0.3	3.6	(784)	(73)	2.3	5.7	(71)
General and administrative expenses	(1,045)	9.2	12.9	(956)	(1,005)	12.9	16.7	(890)	(82)	9.1	12.7	(75)
Depreciation and amortization	(107)	23.7	27.8	(86)	(104)	24.7	28.8	(84)	(3)	(5.4)	(2.2)	(3)
Operating income	**3,539**	**(1.6)**	**1.6**	**3,597**	**3,092**	**(2.2)**	**1.0**	**3,162**	**449**	**3.3**	**6.8**	**434**
Impairment on financial assets (net)	(1,180)	(4.0)	(0.9)	(1,229)	(1,180)	(4.0)	(0.9)	(1,229)	-	-	-	-
Provisions (net) and other gains (losses)	(60)	(30.7)	(28.4)	(87)	(57)	(34.1)	(31.9)	(86)	(3)	n.m.	n.m.	(0)
Income before tax	**2,299**	**0.8**	**4.2**	**2,281**	**1,856**	**0.5**	**3.9**	**1,846**	**445**	**2.7**	**6.1**	**434**
Income tax	(555)	(2.6)	0.6	(570)	(430)	(4.6)	(1.4)	(450)	(126)	5.3	8.8	(119)
Net income	**1,744**	**2.0**	**5.3**	**1,711**	**1,426**	**2.2**	**5.6**	**1,396**	**320**	**1.7**	**5.1**	**314**
Non-controlling interests	(3)	(32.4)	(30.1)	(4)	(0)	(2.3)	0.9	(0)	(2)	(8.1)	(5.0)	(3)
Net attributable profit	**1,741**	**2.0**	**5.4**	**1,707**	**1,426**	**2.2**	**5.6**	**1,395**	**317**	**1.8**	**5.2**	**312**

(1) At constant exchange rate.

Balance sheet

(Million euros)

	Mexico				Units: Banking Business				Units: Pensions and Insurance			
	31-12-11	Δ%	Δ%(1)	31-12-10	31-12-11	Δ%	Δ%(1)	31-12-10	31-12-11	Δ%	Δ%(1)	31-12-10
Cash and balances with central banks	5,504	(13.5)	(5.7)	6,365	5,504	(13.5)	(5.7)	6,365	-	-	-	-
Financial assets	26,182	1.7	11.0	25,737	21,320	1.8	11.0	20,946	5,103	1.1	10.2	5,050
Loans and receivables	39,643	(1.6)	7.4	40,277	39,203	(2.1)	6.8	40,029	488	61.6	76.3	302
Loans and advances to customers	34,681	(0.2)	8.9	34,743	34,544	(0.2)	8.8	34,626	169	11.1	21.2	152
Loans and advances to credit institutions and other	4,961	(10.4)	(2.2)	5,535	4,660	(13.7)	(5.9)	5,402	320	112.6	131.9	150
Tangible assets	986	11.1	21.2	887	980	11.4	21.5	880	6	(15.9)	(8.3)	8
Other assets	1,968	4.4	13.9	1,886	2,949	33.7	45.8	2,206	150	(6.6)	1.9	160
Total assets/Liabilities and equity	**74,283**	**(1.2)**	**7.8**	**75,152**	**69,957**	**(0.7)**	**8.4**	**70,425**	**5,748**	**4.1**	**13.6**	**5,520**
Deposits from central banks and credit institutions	11,344	(12.3)	(4.3)	12,933	11,344	(12.3)	(4.3)	12,933	-	-	-	-
Deposits from customers	36,131	(2.4)	6.5	37,013	36,150	(2.4)	6.5	37,033	-	-	-	-
Debt certificates	3,889	0.7	9.9	3,861	3,889	0.7	9.9	3,861	-	-	-	-
Subordinated liabilities	2,399	19.1	29.9	2,014	3,501	41.5	54.3	2,474	-	-	-	-
Financial liabilities held for trading	5,438	12.0	22.2	4,855	5,438	12.0	22.2	4,855	-	-	-	-
Other liabilities	10,638	(1.1)	7.8	10,761	5,571	(5.4)	3.1	5,892	5,406	3.4	12.8	5,228
Economic capital allocated	4,444	19.7	30.6	3,714	4,064	20.4	31.3	3,376	336	15.2	25.7	292

(1) At constant exchange rate.

34 Business areas

This area comprises the banking, pensions and insurance business conducted in Mexico by the BBVA Bancomer Financial Group (hereinafter, BBVA Bancomer).

In 2011, the Mexican economy continued its recovery that began in mid-2009, with expected growth for the year at 3.8%. This increase is mainly due to domestic factors. Of note are its solid performance in private demand, stability in the rate of job creation in the formal sector, as well as the incipient improvement in real wage growth, which has contributed decisively to maintaining the rate of private consumption.

This sustained improvement has not generated inflationary pressures, as the increase in the national consumer price index (INPC) in 2011 was 3.4%, approximately one percentage point less than in 2010. The Bank of Mexico has thus been able to continue with its monetary policy in force since mid-2009, and maintained the lending rate at 4.5%.

With respect to currency movements over the year, the official rate of the Mexican peso lost 8.3% against the euro year-on-year. Thus the impact of the currency on the balance sheet and business activity in the area is negative. There was also depreciation in terms of average exchange rates, although in this case to a lesser extent (down 3.2% year-on-year). Thus, the effect of the currency on the income statement was also negative. Over the quarter, the influence of the peso has been positive on the balance sheet and business activity, but negative on earnings. Unless otherwise indicated, all comments below refer to changes at constant exchange rate.

Over the years, Mexico has developed clear strengths in terms of the definition and implementation of its monetary and fiscal policies and prudent regulatory measures, which are especially important in matters such as the soundness of the Mexican banking system.

In 2011, BBVA Bancomer achieved earnings figures that set it apart from its main competitors. Net interest income was €3,827m, 7.2% up on the previous year, due to increased business activity and good price management. This has offset the effect of low interest rates and the reduced contribution from global business. In terms of profitability, net interest income over average total assets demonstrated great stability over the past year. Income from fees and

Mexico highlights in the fourth quarter

- Net interest income growth.
- Positive contribution from the insurance business.
- Efficiency ratio at 36.2%.
- Leadership position in transparency and sustainability.

Significant ratios

(Percentage)

	Mexico		
	31-12-11	30-09-11	31-12-10
Efficiency ratio	36.2	36.2	34.6
NPA ratio	3.5	3.5	3.2
NPA coverage ratio	120	128	152
Risk premium	3.29	3.39	3.65

Mexico. Operating income

(Million euros at constant exchange rate)



+1.6% (1)
3,482
3,539
858
888
880
856
874
897
859
909
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: -1.6%.

Mexico. Net attributable profit

(Million euros at constant exchange rate)



+5.4% (1)
1,652
1,741
355
422
436
440
416
439
393
494
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: +2.0%.

Mexico 35

commissions remained at the same level as the previous year, at €1,194m. The performance of asset management fees (investment companies and pension funds) was able to offset the less favorable evolution of banking fees influenced by regulatory changes. The situation of the financial markets, especially in the last part of the year has led to lower brokerage revenues. As a consequence, NTI registered a fall of 20.9% year-on-year at the close of 2011 to €302m. Finally, other income and expenses totaled €227m, up 31.0% year-on-year, boosted mainly by activity in the insurance business. As a result of the above, gross income reached €5,550m, 4.3% higher than the figure for 2010.

Operating expenses stood at €2,012m, 9.4% up on the figure for 2010. This is the result of BBVA Bancomer’s investment in infrastructure, innovation and technology to take advantage of the growth opportunities in the Mexican market. Over the course of 2011, its distribution network grew by 14 additional branches, 950 ATMs and 20,300 POS. The efficiency ratio stood at 36.2%, confirming that BBVA Bancomer is one of the most efficient banks in the Mexican banking system.

With these evolutions of revenue and expenses, the operating income amounted to €3,539m, which is 1.6% above the figure achieved in 2010.

Lending growth has been accompanied by adequate risk management. This has enabled impairment losses on financial assets to remain at similar levels to those of the previous year, while the accumulated risk premium has improved by 36 basis points over the year to 3.29%. The NPA and coverage ratios closed the year at 3.5% and 120% respectively.

As a result of the above, the area’s net attributable profit reached €1,741m, 5.4% up on the previous year. It is worth noting that BBVA Bancomer closed 2011 with a ROE of 20% (according to local accounting criteria), making it one of the most profitable entities in the Mexican banking system

Banking Business

The banking business in Mexico generated a net attributable profit in 2011 of €1,426m (up 5.6% year-on-year).

BBVA Bancomer continues to take advantage of market opportunities, and through an appropriate commercial management strategy it recorded gross customer lending (excluding the old mortgage portfolio) of €35,538m as of 31-Dec-2011, up 9.3% year-on-year. The figure was boosted mainly by retail lending. Wholesale lending has been affected by specific events that have limited its growth. These include the early payment by the Federal Government of a credit line underwritten with a number of banks in the country; and the switch made by large corporations from bank lending to financing in wholesale markets due to the low interest rates.

The retail portfolio performed strongly and grew 14.3% year-on-year as of 31-Dec-2011 to €17,717m. It includes consumer finance, credit cards, individual mortgages and loans to small businesses.

Within the retail portfolio, consumer finance (including credit cards) presented a balance up 23.6% year-on-year to €8,070m. The boost from consumer loans (car, payroll and personal) led to an increase of 16.3% in new loans over the last twelve months, while the outstanding balances increased at a rate of 36.2% over the same period. Credit card lending amounted to €4,486m over the same period, 15.0% up on the previous year. As a result, BBVA Bancomer gained 68 basis points in market share and maintained its position as market leader.

BBVA Bancomer’s extensive expertise in mortgage lending has enabled it to grant the highest number of new mortgages -one out of every three- out of all the banks and Sofoles. Thus, it has granted more than 32,900 individual mortgages, which as of 31-Dec-2011 registered a year-on-year increase of 13.2% in new production and a mortgage loan balance (excluding the old mortgage portfolio) of €8,234m, 5.5% up on 2010.

At the same time, the wholesale portfolio, which includes loans to corporations, SMEs, financial institutions and the public sector, was up 3.7% year-on-year. Broken down by segment, lending to corporates was up 6.2% to €6,371m, and lending to SMEs increased by 14.8%. Finally, loans to the public sector increased by 10.4% to €3,316m.

The above explains the gradual shift in the composition of the loan portfolio over the year toward a more profitable mix. The weight of consumer lending grew from 21% in 2010 to 24% in 2011, while mortgage loans represented 24% of the total in 2011 and the commercial portfolio,

Business areas

the largest in volume, accounted for 52% as of 31-Dec-2011.

Customer funds (bank deposits, repos, mutual funds and investment companies) closed on 31-Dec-2011 at €55,326m, with a year-on-year increase of 9.8%. There was a notable increase in fund gathering in local-currency demand deposits, which were up 10.0% year-on-year at the close of 2011 to €21,129m. Retail customer demand deposits have performed particularly well, with a rise of 8.2% on the close of 2010. This rise maintains the profitable mix of liabilities, as 76% of customer deposits on the balance sheet are low-cost funds. In terms of off-balance-sheet funds, the performance of mutual funds has been excellent, reaching a balance of €15,612m as of 31-Dec-2011, with a year-on-year increase of 11.0%.

Through its autonomous management model that is independent of the parent company, BBVA Bancomer maintained efficient handling of liquidity and capital levels. In 2011, more than 118,000m pesos were issued on the Mexican market. To ensure adequate capital management, Bancomer made a capital notes issue on the international markets of USD 2,000 million. Thus, at the close of 2011, BBVA Bancomer’s total capital ratio stood at 15.8% (according to local accounting standards).

Finally, BBVA Bancomer achieved third place in the “Most sustainable bank” ranking out of 55 companies due to its community involvement in Mexican society. This recognition was granted by the Inter-American Development Bank (IDB) and covers the areas of environmental sustainability, social responsibility and corporate governance. It also won third place out of 86 participating companies in the list of most transparent companies according to the “Transparency and Corporate Sustainability Index in Mexico”.

Pensions and insurance

In 2011, the pensions and insurance business generated a net attributable profit of €317m (up 5.2% year-on-year).

In the pensions sector, Afore Bancomer continues to perform extremely well, leveraged on a stable labor market. As a result of the good management of business activity, it closed the year with assets under management of €13,132m, up 12.1% year-on-year, and with a 4.4% growth in fund gathering. Both variables are key to achieving increased income from fees and commissions (which rose 6.7% on 2010) and a net attributable profit of €76m. This latter figure is very positive (up 5.1% year-on-year), considering the current instability and volatility of the financial markets worldwide.

The commercial performance of the insurance business in 2011 was very positive. Of particular note were the uptake on the ILP (Free Wealth Investment), the solid performance of the

Creditón Nómina loan and HogarSeguro and VidaSegura Preferente insurance, and the progress of the AutoSeguro insurance, boosted by the campaign run in the early part of the year. The new Auto Alerta product is an outstanding example of technological innovation. It uses GPS to report accidents by simply pressing a button on a mobile telephone. The low levels of claims in the car and life insurance branches have favorably contributed to earnings in 2011.

South America

Income statement

(Million euros)

	South America				Units: Banking business				Units: Pensions and Insurance			
	2011	Δ%	Δ%(1)	2010	2011	Δ%	Δ%(1)	2010	2011	Δ%	Δ%(1)	2010
Net interest income	**3,164**	**26.8**	**31.6**	**2,495**	**3,103**	**26.4**	**31.2**	**2,455**	**61**	**50.2**	**53.2**	**41**
Net fees and commissions	1,077	12.6	15.7	957	783	13.5	18.1	690	299	5.9	5.7	282
Net trading income	477	(7.2)	(3.4)	514	442	16.1	20.7	381	35	(73.7)	(72.5)	133
Other income/expenses	(261)	55.3	65.9	(168)	(405)	35.9	44.4	(298)	154	10.9	16.8	139
Gross income	**4,457**	**17.4**	**21.4**	**3,797**	**3,924**	**21.5**	**26.0**	**3,229**	**549**	**(7.7)**	**(5.6)**	**594**
Operating costs	(2,042)	22.4	27.1	(1,668)	(1,770)	23.8	28.7	(1,430)	(236)	(2.0)	0.9	(241)
Personnel expenses	(1,040)	21.9	26.4	(854)	(894)	23.4	28.2	(725)	(116)	(4.4)	(1.7)	(122)
General and administrative expenses	(844)	23.4	28.3	(684)	(725)	24.8	30.0	(581)	(112)	(0.3)	2.8	(113)
Depreciation and amortization	(158)	20.5	25.4	(131)	(151)	20.9	25.9	(125)	(7)	13.3	15.2	(7)
Operating income	**2,415**	**13.4**	**17.0**	**2,129**	**2,155**	**19.8**	**23.8**	**1,799**	**313**	**(11.5)**	**(9.9)**	**354**
Impairment on financial assets (net)	(449)	7.2	10.5	(419)	(449)	7.2	10.5	(419)	-	-	-	-
Provisions (net) and other gains (losses)	(89)	120.0	124.3	(40)	(90)	269.9	278.9	(24)	1	n.m.	n.m.	(8)
Income before tax	**1,877**	**12.4**	**16.0**	**1,670**	**1,616**	**19.2**	**23.3**	**1,356**	**314**	**(9.3)**	**(7.7)**	**346**
Income tax	(390)	(1.7)	2.3	(397)	(346)	12.6	17.6	(307)	(60)	(31.4)	(29.2)	(88)
Net income	**1,487**	**16.8**	**20.2**	**1,273**	**1,270**	**21.1**	**24.9**	**1,049**	**253**	**(1.8)**	**(0.5)**	**258**
Non-controlling interests	(480)	25.3	29.4	(383)	(422)	32.9	38.0	(317)	(59)	(12.8)	(12.2)	(67)
Net attributable profit	**1,007**	**13.2**	**16.2**	**889**	**848**	**16.0**	**19.3**	**732**	**195**	**2.0**	**3.6**	**191**

(1) At constant exchange rate.

Balance sheet

(Million euros)

	South America				Units: Banking business				Units: Pensions and Insurance			
	31-12-11	Δ%	Δ%(1)	31-12-10	31-12-11	Δ%	Δ%(1)	31-12-10	31-12-11	Δ%	Δ%(1)	31-12-10
Cash and balances with central banks	8,335	18.0	13.9	7,064	8,335	18.0	13.9	7,064	0	72.2	76.2	0
Financial assets	8,912	4.2	5.7	8,550	7,393	10.8	11.9	6,671	1,474	(20.8)	(18.7)	1,860
Loans and receivables	43,069	27.3	26.6	33,845	42,531	28.6	27.8	33,067	394	(30.0)	(28.8)	563
Loans and advances to customers	38,831	27.7	27.1	30,408	38,759	28.2	27.6	30,228	85	(56.9)	(55.9)	197
Loans and advances to credit institutions and other	4,238	23.3	22.9	3,437	3,772	32.9	31.0	2,839	309	(15.6)	(14.4)	366
Tangible assets	805	23.5	22.2	652	755	26.6	24.6	596	50	(10.2)	(5.3)	56
Other assets	2,322	48.9	50.9	1,559	1,848	35.3	37.5	1,366	182	7.8	11.8	168
Total assets/Liabilities and equity	**63,444**	**22.8**	**22.1**	**51,671**	**60,863**	**24.8**	**23.9**	**48,764**	**2,100**	**(20.7)**	**(18.7)**	**2,648**
Deposits from central banks and credit institutions	5,205	21.1	20.5	4,299	5,205	21.2	20.7	4,295	4	15.2	14.9	4
Deposits from customers	42,468	26.8	25.3	33,496	42,655	26.9	25.4	33,605	-	-	-	-
Debt certificates	2,282	22.5	24.3	1,864	2,282	22.5	24.3	1,864	-	-	-	-
Subordinated liabilities	1,568	17.8	19.2	1,331	1,125	(3.9)	(2.6)	1,171	-	-	-	-
Financial liabilities held for trading	1,006	14.8	21.9	876	1,006	14.8	22.0	876	-	-	-	1
Other liabilities	8,002	9.8	10.6	7,286	5,939	21.8	21.1	4,877	1,831	(16.2)	(13.9)	2,186
Economic capital allocated	2,912	15.6	15.0	2,519	2,651	27.6	26.0	2,077	249	(43.7)	(42.8)	442

(1) At constant exchange rate.

38 Business areas

The South American area manages the Group's banking, pension and insurance businesses in the region. The first half of 2011 saw the incorporation of Crédit Uruguay (purchased at the end of 2010 and merged with BBVA Uruguay in May 2011) and the sale of the Group's stake in the insurance company Consolidar Retiro of Argentina. An additional 24.5% stake in the company Forum Chile was also purchased in September 2011.

In the last quarter of the year, the South American **economy** continued to grow strongly, supported by resilient domestic demand. Even so, turbulence in Europe and the U.S. has led to greater difficulties in the financial markets in the region, including increased market volatility and a reduction of capital inflows. However, many countries still have a considerable buffer (sounder public finances and better macroeconomic management than in the past) and are in a good position to introduce stimulus policies to counteract weaker foreign demand. In general, a more negative external environment has shifted the focus in emerging countries from overheating to downside risks and, increasingly, to the possible need for support policies. Thus, not only has the cycle of interest-rate rises been halted, but also some countries have actually begun to reduce rates in an effort to stimulate growth.

In terms of **exchange rates** evolution, there were general gains in the official exchange rates of the main currencies in the region during the quarter. In year-on-year terms, only the Argentinean and Chilean peso lost value. In average terms over the last 12 months all the currencies except for the Chilean peso have weakened. Over the quarter, the variations are not significant. There were minor losses for the Chilean and Colombian peso and gains (also minor) in the remaining currencies. To sum up, the impact of exchange rates over the last year is positive for the balance sheet but negative for earnings. Unless otherwise indicated, all comments below refer to changes at constant exchange rates.

South America highlights in the fourth quarter

- Net interest income reflects the high rate of growth in business activity.
- Improved business in pensions and insurance.
- Stable growth forecasts for the region.
- NPA ratio at an all-time low.

Significant ratios

(Percentage)

	South America		
	31-12-11	30-09-11	31-12-10
Efficiency ratio	45.8	45.5	43.9
NPA ratio	2.2	2.3	2.5
NPA coverage ratio	146	140	130
Risk premium	1.31	1.31	1.52

Against this background, the area has maintained its growth levels in both business activity and earnings. The loan book at the end of December amounted to €40,219m, a year-on-year increase of 27.0% and a gain of 10 basis points in market share over the last 12 months (November figures, the latest available). This increase in lending has been accompanied by a significant rise in customer deposits (up 25.7%), focused on lower-cost transactional current and deposit accounts, which increased over the year by 32.0%. Including the assets under management by mutual funds, customer funds managed by the

South America. Operating income

(Million euros at constant exchange rate)



+17.0% (1)
2,064
2,415
571
466
509
518
631
555
573
656
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: +13.4%.

South America. Net attributable profit

(Million euros at constant exchange rate)



+16.2% (1)
866
1,007
236
210
233
187
277
253
226
251
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: +13.2%.

South America 39

banks closed December at €48,624m, 23.3% up on the same date in 2010.

From the point of view of earnings, the cumulative net interest income was €3,164m, 31.6% up on the figure for 2010. This reflects the significant growth in business and the good management of spreads, despite strong competitive pressure. Net income from fees and commissions was up 15.7% on the previous year to €1,077m. Net trading income (NTI) was down 3.4% year-on-year to €477m. It was strongly affected by the value of US dollar positions in Banco Provincial in Venezuela and by the turmoil on the markets. As a result of the above, gross income stood at €4,457m, a rise of 21.4% on the figure for 2010.

Expenses in the area were strongly influenced by the expansion and differentiation projects carried out in most of the units. As a result, they grew by 27.1% year-on-year to €2,042m, but the efficiency ratio stood at 45.8% thanks to the positive trend in revenues. As a result, operating income was up 17.0% to €2,415m.

The last quarter of the year maintained the same trend in terms of asset quality. The NPA ratio closed on 31-Dec-2011 at 2.2%, with yet again another reduction over the quarter of 10 basis points thanks to the rigorous policy of risk admission and the outstanding management of recoveries policy. The coverage ratio improved considerably again this quarter to 146%. The increase in lending in the area explains the 10.5% year-on-year rise in impairment losses on financial assets to €449m.

In short, the excellent growth of revenues thanks to the boost provided by business combined with good price management has enabled the Bank to continue with its investment effort in the area, increase loan-loss provisions due to the growing lending volumes and achieve a net attributable profit of €1,007m, a rise of 16.2% over the year.

Banking business

The area’s banking business generated a net attributable profit of €848m, 19.3% up on the figure for the previous year. The most significant aspects for each of the banks are detailed below.

Banco Francés in Argentina closed the year with a significant growth in its market share. Lending gained 15 basis points over the last 12 months, mainly thanks to progress in consumer finance (up 85 basis points) and corporate lending (up 84 basis points), while the share of customer funds was up 8 basis points (all with November data, the latest available). This explains the year-on-year increase of 21.3% in net interest income. Growing net fees and commissions (29.1%) and NTI (83.3%)

led to a year-on-year increase in gross income of 28.3%. This, together with the increase in expenses (as a result of inflation and the expansion plans underway) and moderation in loan-loss provisions, has led to a year-on-year increase of 32.9% in the net attributable profit to €135m.

In Chile, BBVA and Forum generated a net attributable profit of €114m. Particularly outstanding was net interest income, which was up 30.1% thanks to significant growth of lending to private individuals, particularly in consumer finance, with a year-on-year gain of 104 basis points in market share, and mortgage lending, which was up 29 basis points (both figures also to November).

Transactional customer funds also performed well, with an increase in market share of 10% on the figure for 2010, according to the latest data to October. NTI fell back in year-on-year terms due to the high gains from the sale of securities in the portfolio in 2010, while expenses continue to rise due to the expansion plans carried out over the year.

BBVA Colombia continues to improve its market share in the individual segment thanks to significant growth in lending, particularly consumer finance (up 42.0% year-on-year) and credit cards (up 51.7%), where it gained 119 and 128 basis points in market share respectively from November 2010 to November 2011 (latest figures available). As a result, the net interest income was up 10.7% in 2011, despite the strong competitive pressure, and gross income was up 6.7%, slightly down due to lower NTI resulting from the markets situation. The significant rise in lending activity (up 22.9% year-on-year) did not prevent loan-loss provisions from falling year-on-year by 35.9%, improving risk indicators. The net attributable profit was €208m, a rise of 15.3% on the figure for 2010.

In Peru, Banco Continental continues to perform well in its business, with a rise of 14.2% in net interest income. It gained 72 basis points year-on-year in market share in its loan book, boosted by credit cards (up 131 basis points) and corporate lending (up 100 basis points), and with customer funds up 93 basis points (all using November figures). There was also a significant rise in revenues from fees and commissions (up 9.8%), leading to gross income of €743m (up 9.8%). The expansion plans carried out over the year have boosted this rise in business and led to higher expenses in the unit. As a result, and combined with a slight fall in loan-loss provisions, the net attributable profit was up 7.7% to €141m.

In 2011, and for the eighth year in a row, BBVA Continental received the “Best Bank in Peru” award from Global Finance and the “Award for Excellence” from Euromoney. The bank was also chosen as the best bank in the country and is considered among

Business areas

the five best banks in the region in the ranking drawn up by América Economía. Finally, BBVA Banco Continental was given third place in the annual ranking of the most sustainable banks in Latin America by the consultancy Management & Excellence and the magazine Latin Finance.

Finally, **Banco Provincial** has recorded notable growth in its net attributable profit (up 77.5% year-on-year) to €192m, thanks to its progress in its revenue lines. Net interest income was up 60.5%, reflecting the boost from lending activity, mainly for individuals and companies. Credit cards gained 354 basis points in market share over the last 12 months, consumer finance 192 basis points and corporate lending 203 basis points (according to figures for November). NTI was up 43.4%, as a result of the revaluation of US dollar positions upheld by the Bank (a very similar effect occurred in 2010 following the devaluation of the bolivar). The high rate of inflation and expansion plans continue to weigh on expenses, while provisions include greater generic provisions.

In 2011, BBVA Provincial was once more chosen by Global Finance, Euromoney and Latin Finance as the "Best Bank in Venezuela", and by Global Finance as the "Best Internet Bank." It was also in 10th place in the "Great Place to Work 2010" list and first among the companies in the financial sector.

Among the other banks, BBVA **Panama** had a net attributable profit of €26m, BBVA **Paraguay** of €23m, and BBVA **Uruguay** of €9m (including the contribution from Crédit Uruguay).

Pensions and Insurance

The Pensions & Insurance business in South America contributed with a net attributable profit of €195m in 2011, 3.6% up on the figure for 2010. Out of this total, €106m were generated by the pension-fund business (down 16.1%) and €89m by the insurance business (up 44.0%).

In 2011, the **pension** business was severely affected by the high level of volatility on financial markets, with the resulting negative impact on NTI in the companies. However, the positive performance of commercial activity has led to an increase in fund subscriptions of 16.0% year-on-year and thus a positive effect on net fee income (up 6.9%). Funds under management remained at practically the same levels as 2010, at €47,818m.

AFP Provida in Chile obtained a net attributable profit for the year of €74m, 17.2% down on the figure for 2010. This can be explained by the worse figures for NTI, as recurrent revenues performed very favorably thanks to growth in subscriptions (up 4.7%). There was moderate growth in expenses, 3.7% over the year. **In Peru, AFP Horizonte** generated earnings of €13m (down 16.4% year-on-year). The good management by the company has enabled it to improve its market indicators. In particular, there was a significant increase in subscriptions (up 16.3%), it maintained its first place in share of pension savers and leadership in the returns on two of its three managed funds. The above has had a very positive effect on the firm's fee income (up 20.4%). Finally, **AFP Horizonte Pensiones in Colombia** had a net attributable profit of €21m and its managed funds increased by 12.9%, with the number of pension savers increasing by 8.4% and subscriptions by 25.6%.

The **insurance** business has had a very favorable year and continues to show notable strength. In 2011, the increased activity and improved product catalog resulted in a year-on-year rise in the volume of written premiums by all the companies as a whole of 9.7%.

The **Grupo Consolidar in Argentina** had a net attributable profit of €23m, 6.8% up on the figure for 2010, while the insurance companies in Chile generated €33m, Seguros Provincial in Venezuela €8m and the companies in Colombia €22m.

South America. Data per country (banking business, pensions and insurance)

(Million euros)

	Operating income				Net attributable profit			
Country	2011	Δ%	Δ% at constant exchange rate	2010	2011	Δ%	Δ% at constant exchange rate	2010
Argentina	315	5.1	14.7	299	157	18.9	29.7	132
Chile	454	6.0	5.4	429	224	0.7	0.2	223
Colombia	411	(3.4)	(1.4)	425	251	12.6	14.9	223
Peru	518	0.6	2.9	515	154	2.8	5.2	149
Venezuela	670	67.9	78.5	399	201	63.0	73.3	123
Other countries (1)	48	(22.9)	(25.0)	62	20	(48.6)	(50.8)	39
Total	**2,415**	**13.4**	**17.0**	**2,129**	**1,007**	**13.2**	**16.2**	**889**

(1) Panama, Paraguay, Uruguay, Bolivia and Ecuador. Additionally, it includes eliminations and other charges.

South America 41

The United States

Income statement

(Million euros)

	The United States				Units: BBVA Compass			
	2011	Δ%	Δ%[1]	2010	2011	Δ%	Δ%[1]	2010
Net interest income	**1,590**	**(11.4)**	**(7.4)**	**1,794**	**1,400**	**(9.6)**	**(6.2)**	**1,566**
Net fees and commissions	632	(2.9)	1.1	651	525	(4.0)	0.3	549
Net trading income	140	(10.6)	(8.1)	156	94	(4.2)	0.0	98
Other income/expenses	(85)	70.1	79.0	(50)	(83)	72.8	89.9	(46)
Gross income	**2,277**	**(10.7)**	**(7.0)**	**2,551**	**1,936**	**(9.6)**	**(6.3)**	**2,168**
Operating costs	(1,491)	(1.7)	2.8	(1,517)	(1,300)	(3.5)	0.9	(1,352)
Personnel expenses	(819)	8.8	13.6	(753)	(715)	6.7	12.8	(665)
General and administrative expenses	(502)	(11.1)	(7.1)	(565)	(420)	(13.2)	(10.5)	(493)
Depreciation and amortization	(170)	(14.8)	(10.6)	(199)	(165)	(13.6)	(10.9)	(194)
Operating income	**786**	**(24.0)**	**(21.1)**	**1,034**	**636**	**(19.9)**	**(18.2)**	**816**
Impairment on financial assets (net)	(346)	(50.9)	(48.7)	(703)	(332)	(39.6)	(41.2)	(592)
Provisions (net) and other gains (losses)	(1,501)	n.m.	n.m.	(22)	(1,480)	n.m.	n.m.	(18)
Income before tax	**(1,061)**	**n.m.**	**n.m.**	**309**	**(1,175)**	**n.m.**	**n.m.**	**206**
Income tax	339	n.m.	n.m.	(69)	362	n.m.	n.m.	(57)
Net income	**(722)**	**n.m.**	**n.m.**	**239**	**(814)**	**n.m.**	**n.m.**	**149**
Non-controlling interests	-	-	-	-	-	-	-	-
Net attributable profit	**(722)**	**n.m.**	**n.m.**	**239**	**(814)**	**n.m.**	**n.m.**	**149**
Net one-offs[2]	(1,011)	-	-	-	(1,011)	-	-	-
Net attributable profit (excluding one-offs)[2]	**289**	**20.8**	**23.2**	**239**	**197**	**29.4**	**39.3**	**149**

(1) At constant exchange rate.
(2) In the fourth quarter of 2011 a charge was booked for goodwill impairment in the United States.

Balance sheet

(Million euros)

	The United States				Units: BBVA Compass			
	31-12-11	Δ%	Δ%[1]	31-12-10	31-12-11	Δ%	Δ%[1]	31-12-10
Cash and balances with central banks	3,379	47.9	43.3	2,284	2,103	(2.8)	(6.1)	2,170
Financial assets	8,375	12.1	8.6	7,470	7,486	11.5	9.2	6,638
Loans and receivables	40,647	2.3	(0.9)	39,729	33,228	6.3	3.6	31,046
Loans and advances to customers	38,927	1.4	(1.9)	38,408	32,118	5.3	2.6	30,326
Loans and advances to credit institutions and other	1,720	30.2	26.1	1,321	1,110	48.8	49.3	720
Inter-area positions	-	-	-	4,844	-	-	-	107
Tangible assets	833	4.7	1.4	795	794	4.4	1.6	757
Other assets	2,179	(11.2)	14.0	2,453	1,927	(9.4)	(13.3)	2,152
Total assets/Liabilities and equity	**55,413**	**(3.8)**	**(6.8)**	**57,575**	**45,538**	**5.6**	**2.9**	**42,869**
Deposits from central banks and credit institutions	6,338	(5.3)	(8.3)	6,690	4,112	24.0	22.7	3,246
Deposits from customers	37,777	(10.8)	(13.6)	42,343	34,659	3.3	0.4	33,433
Debt certificates	363	(27.5)	(29.8)	501	-	-	-	-
Subordinated liabilities	1,211	6.1	2.7	1,141	963	9.4	6.9	873
Inter-area positions	2,466	-	-	-	-	-	-	-
Financial liabilities held for trading	454	26.1	22.1	360	440	51.2	51.9	280
Other liabilities	3,634	1.8	(1.4)	3,568	2,814	3.9	1.1	2,696
Economic capital allocated	3,170	6.7	3.3	2,972	2,549	8.0	5.4	2,341

(1) At constant exchange rate.

42 Business areas

This area encompasses the Group's business in the United States and in the Commonwealth of Puerto Rico. More precisely, it includes BBVA Compass, which accounted for 82% of the balance sheet in the area as of 31-Dec-2011. Due to its relative contribution, most of the comments below refer to this business unit. The area also covers the assets and liabilities of the BBVA office in New York, which specializes in transactions with large corporations.

The **economic recovery** in the United States slowed considerably at the start of 2011. This was largely due to a combination of temporary factors, including the upturn in oil prices and the longer than expected interruption in supply as a result of the earthquake in Japan. In addition, growing domestic and foreign fiscal uncertainty has contributed to slower quarterly growth in 2011 compared to 2010. The slight upturn in economic growth in the second half of the year was not enough to boost significantly the expectations of business and consumers. Household deleveraging, global fiscal uncertainty, sluggish residential investment, and restrictions in credit conditions all continue to limit economic growth.

Interventions by the Federal Reserve have flattened the yield curve, and **interest rates** outlook continues to be low over the coming years. Concerns continue to focus on lowering the unemployment rate and improving the real-estate market, while at the same time maintaining inflationary expectations under control. High energy and food prices are putting pressure on **inflation**. However, the major domestic economic stagnation and the slowdown of the global economy have preserved core prices within the Fed's implicit target range.

The United States highlights in the fourth quarter

- Business plan up to speed and progress in building the franchise.
- Resilient net interest income despite unfavorable interest rate curve.
- Growth in target portfolios more than compensate the fall in construction real-estate lending.
- Continued improvement in risk indicators.

Significant ratios
(Percentage)

	The United States		
	31-12-11	30-09-11	31-12-10
Efficiency ratio	65.5	64.2	59.5
NPA ratio	3.6	3.9	4.4
NPA coverage ratio	73	69	61
Risk premium	0.93	1.04	1.69

The dollar's **exchange rate** (fixing rate) against the euro appreciated in year-on-year and quarter-on-quarter terms, while the average rates have depreciated over the last 12 months by 4.7%. In contrast, the currency appreciated slightly in average rates over the quarter (up 1.1%). This means that the impact of the currency is positive on the balance sheet and business activity (both over the quarter and for the year as a whole), but negative on earnings over the last 12 months, although slightly positive in quarterly terms. Unless otherwise indicated, all comments below refer to changes at a constant exchange rate.

The United States. Operating income
(Million euros at constant exchange rate)



-21.1% (1)
996
786
255
276
263
203
228
208
186
164
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: -24.0%.

The United States. Net attributable profit excluding one-offs
(Million euros at constant exchange rate)



+23.2% (1)
235
289
57
82
81
15
81
74
66
68
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2010
2011

(1) At current exchange rate: +20.8%.

The United States 43

Below is a summary of the most relevant events in this area in the fourth quarter of 2011.

The United States franchise continues to show a resilient quarterly net interest income at constant exchange rate (€393m, down 1.5% on the figure for the previous quarter). This is very significant, taking into account the gradual shift in composition of the loan portfolio toward lower-risk products with narrower spreads. This resilience is the result of good management of customer spread. Net interest income for the year amounted to €1,590m, 7.4% down on the figure for 2010. Annual income from fees and commissions was up 1.1% year-on-year to €632m, despite the entry into force of regulations limiting them. All the above, together with lower NTI (down 8.1% year-on-year) caused by the turmoil on the markets, and a greater contribution to the Federal Deposit Insurance Corporation (FDIC), brought gross income in 2011 to €2,277m (down 7.0 year-on-year).

Operating expenses in the area continue in check, despite the investment made in both people and technology. They increase by only 2.8% on the 2010 figure to €1,491m. The result was an operating income of €786m, down 21.1% over the year.

The gradual improvement in the loan-book mix, with an additional increase in the weight of target portfolios (residential real estate and commercial) has had a clear impact on asset quality in the area, with NPA and coverage ratios which continue to improve their levels on the figures for the previous quarter, and the risk premium also falling significantly. The NPA ratio fell by 27 basis points on the figure of 30-Sep-2011, and closed 31-Dec-2011 at 3.6%. The coverage ratio was 73% (69% at the end of September 2011). The cumulative risk premium in 2011 fell once more in the last three months by 11 basis points to 0.93%, while impairment losses on financial assets for the year fell 48.7% on the 2010 figure to €346m.

The value of goodwill in the United States was adjusted in 2011 by €1,011m net of taxes. Despite the positive performance of the franchise in 2011, the slower-than-expected economic recovery, a low interest rate outlook and growing regulatory pressure, all imply a slowdown in expected earnings growth in this area. This goodwill adjustment is of an accounting nature only and does not have any negative impact on the liquidity or capital adequacy of either the area or the Group.

To sum up, the resilience of recurring revenue, tight control of expenses and lower loan-loss provisions explain the net attributable profit for 2011 of €289m (excluding the goodwill impairment), 23.2% up on the figure for 2010. Including the effect of the goodwill adjustment, the figure was a loss of €722m.

BBVA Compass Banking Group

The BBVA Compass banking group (BBVA Compass) basically includes retail, commercial and corporate banking and wealth management businesses in the United States, excluding Puerto Rico.

Gross customer lending in this unit was €33,065m as of 31-Dec-2011, a year-on-year rise of 2.4%, and 1.0% for the quarter. BBVA Compass continues to reduce its highest-risk portfolios and increase its exposure to the target segments. Thus lending to the residential real-estate sector, which now amounts to 24.4% of the total, increased by 24.0% over the year and 4.6% over the last quarter. Loans to the commercial and industrial sector, which account for 34.8% of the total, were up 22.9% year-on-year and 6.2% quarter-on-quarter. In contrast, finance for construction real estate reduced its weight to 8.1%, with a fall over the year of 32.3% (down 13.2% over the quarter). This shift toward the commercial and industrial sector and residential real estate contributes to diversify the unit’s loan portfolio more evenly.

Customer funds remained stable in year-on-year terms and amounted to €33,862m. The performance of non interest bearing deposits (current and savings accounts) was particularly positive, with an increase over the same period of 6.2%. This had a positive impact on the cost of deposits in the area.

From the results point of view, recurring revenue (net interest income plus income from fees and commissions) was resilient thanks to the adequate management of customer spreads and the success of actions taken to mitigate the effects of regulatory changes approved towards the end of 2011. It is important to

BBVA Compass. Loan mix BBVA Compass. Deposit mix

(Percentage)(Percentage)

December 2010 December 2011 December 2010 December 2011

Construction real estate 12.6

Commercial estate 29.7

Residential real estate 20.8

Consumer 16.3

Commercial real estate 20.6

Commercial 34.8

Consumer 14.5

Construction real estate 8.1

Commercial real estate 18.2

Residential real estate 24.4

Non interest bearing accounts 25.9

Time deposits 26.4

Average cost of deposits 0.65

Interest bearing accounts 477

Time deposits 21.5

Non interest bearing accounts 29.0

Average cost of deposits 0.36

Interest bearing accounts 49.5

Business areas

stress that BBVA Compass maintained its profitability over the year in terms of net interest income over ATA, and at higher levels than its competitors. Fees and commissions closed 2011 at practically the same level as 2010, €525m (up 0.3%). This was achieved despite new regulation enforcing cuts. The above, combined with stable NTI and a greater contribution to the FDIC, resulted in a year-on-year fall of 6.3% in gross income to €1,936m.

Operating expenses increased modestly over the year by 0.9% to €1,300m, despite the ongoing investment plans in people and technology. As a result, the operating income amounted to €636m (down 18.2% year-on-year).

The most significant aspect in the year was once more the improvement in asset quality, which is an essential factor in the profitability of BBVA Compass. Moreover, impairment losses on financial assets fell back significantly to €332m (a year-on-year fall of 41.2%).

As a result, the unit contributed a net attributable profit, excluding the effect of the goodwill impairment, of €197m, up 39.3%. Taking into consideration the accounting impact on earnings of the goodwill impairment, the result was a negative €814m.

BBVA Compass continues to have sound solvency indicators, as shown by the level of its Tier 1 common ratio as of 31-Dec-2011 of 11.3% (according to local accounting criteria).

BBVA Compass has achieved a number of milestones in 2011, and made significant progress in other initiatives, including the following:

Continued consolidation of the BBVA franchise in the country.

Progress continues to be made on improving the IT platform, developed as planned. The branch platform project, which includes a new teller system, in-branch CRM, checks image capture and marketing campaign management tools, has been completed. Moreover, the core banking platform development is at full speed and includes benefits such as customer-centric architecture and real time processing, both contributing to improve the bank’s efficiency. Likewise, the implementation of the Commercial lending origination platform is on track and it will improve the risk admission process. BBVA has also been working to improve the on-line banking platform. Indeed, BBVA has obtained recognition from US Banker and Bank Technology News for its technological achievements so far and its vision of the future in this field.

An important effort has been made to create brand awareness in the U.S. Thus, BBVA was named retail bank of the year in 2011. The bank also reaped great rewards from its relationship with the National Basketball Association (NBA), which includes collaboration with four NBA teams, as well as with two WNBA

Developer loans over BBVA Compass total loan portfolio

(Percentage)

20.7

12.6

8.1

December December December

2009 2010 2011

teams, all of them in key markets for the bank. In addition, in the fourth quarter of 2011 BBVA Compass and the Houston Dynamo announced a multi-year agreement for the rights to the name of the new Major League Soccer (MLS) team stadium in the center of Houston, which is currently under construction. It is also worth noting that BBVA uses its relationship with the NBA to provide services for the community. An example is that over 700 employees and participants worked as volunteers last year on the Team Works project for schools reconstruction.

The bank’s customer-centric business model strategy has made progress in building up the loyalty of the customer base and launching innovative products and services. Customer retention and cross-selling ratios are showing good trends backed by sound mortgage activity that is growing above the industry, while improving customer satisfaction and production levels.

In 2011, Corporate and Commercial Banking units are successfully expanding to new specialized industrial segments including public finance and healthcare, in order to build a more sound and diversified revenue base.

From the point of view of distribution, greater emphasis has been placed on developing alternative banking distribution channels. As a result, BBVA has significantly increased the number of mobile banking users.

There have also been improvements in infrastructure, processes and risk procedures of the bank.

Finally, BBVA’s presence in the United States has been expanded through the selective search for new talent and the retention of current employees, all with the aim of making BBVA Compass the best place to work. In response to employee requests, the Best Place to Work Journey program was launched, with a focus on four main areas: Leadership and Management Alignment; Cooperation and Collaboration; Career Growth & Development; and the Work-Life Balance.

The United States

Corporate Activities

Income statement

(Million euros)

Corporate Activities

2011 Δ% 2010

Net interest income (621) n.m. 121

Net fees and commissions (202) (4.4) (211)

Net trading income 437 (37.2) 696

Other income/expenses 359 10.0 326

Gross income (27) n.m. 932

Operating costs (960) 24.1 (774)

Personnel expenses (543) 18.2 (460)

General and administrative expenses (148) 75.8 (84)

Depreciation and amortization (269) 17.1 (229)

Operating income (987) n.m. 158

Impairment on financial assets (net) (392) (59.2) (961)

Provisions (net) and other gains (losses) (1,050) 20.7 (870)

Income before tax (2,430) 45.2 (1,673)

Income tax 1,015 69.0 600

Net income (1,415) 31.9 (1,073)

Non-controlling interests 2 n.m. 0

Net attributable profit (1,413) 31.8 (1,072)

Balance sheet

(Million euros)

Corporate Activities

31-12-11 Δ% 31-12-10

Cash and balances with central banks (977) n.m. (89)

Financial assets 24,495 (7.1) 26,374

Loans and receivables (4,370) 44.8 (3,017)

Loans and advances to customers (4,065) 126.4 (1,796)

Loans and advances to credit institutions and other (304) (75.1) (1,221)

Inter-area positions (66) (99.6) (16,923)

Tangible assets 3,180 5.2 3,023

Other assets 18,976 23.6 15,356

Total assets/liabilities and equity 41,239 66.8 24,724

Deposits from central banks and credit institutions 10,117 n.m. 49

Deposits from customers 29,230 97.0 14,834

Debt certificates 70,910 (10.2) 78,954

Subordinated liabilities 2,336 (60.4) 5,904

Inter-area positions (71,885) (8.6) (78,629)

Financial liabilities held for trading (4,347) 14.4 (3,801)

Other liabilities (6,312) 160.4 (2,424)

Valuation adjustments (2,787) 262.0 (770)

Shareholders’ funds 39,064 17.8 33,150

Economic capital allocated (25,087) 14.5 (21,910)

Business areas

This area includes all those activities not included in the business areas. These are basically the costs of the headquarters with strictly corporate functions, certain allocations to provisions such as early retirements and others of a corporate nature. The area also includes the assets and liabilities derived from the management of structural liquidity, interest-rate and exchange-rate risks by the Assets and Liabilities Management unit, as well as their impact on earnings that are not recognized in the business areas via transfer pricing. Finally, it includes portfolios and assets, together with their results, whose management is not linked to customer relations, such as Holdings in Industrial and Financial Companies and Real Estate Management.

In 2011, gross income was a negative €27m, compared with a positive €932m in 2010. This evolution is mainly due to two factors: first, a lower net interest income, basically due to the increased cost of wholesale funding; and second, NTI below that of last year as a result of the lack of earnings from portfolio sales and the loss of asset value caused by the turbulent market situation. Other income/expenses basically includes the dividend from Telefonica. Operating expenses amounted to €960m, as a result of investments made at corporate level, mainly in staff training, technology, brand and infrastructures. As a result, the operating income was a negative €987m (+€158m in the same period last year).

Impairment losses on financial assets totaled €392m and their evolution is parallel to changes in NTI, in other words additional provisions are made according to the level of NTI revenue. Furthermore, the increase in provisions (net) and other gains/losses stood at a negative €1,050m, which is due primarily to greater provisions for real estate and foreclosed assets. As a result, the accumulated net attributable profit for 2011 was -€1,413m (-€1,072m in 2010).

Asset/Liability Management

The Assets and Liabilities Management unit is responsible for actively managing structural interest-rate and foreign-exchange positions, as well as the Group’s overall liquidity and shareholders’ funds.

Liquidity management helps to finance the recurrent growth of the banking business at suitable maturities and costs, using a wide range of instruments that provide access to a large number of alternative sources of finance.

A core principle in the BBVA Group’s liquidity management continues to be to encourage the financial independence of its subsidiaries in the Americas. This aims to ensure that the cost of liquidity is correctly reflected in price formation and that there is sustainable growth in the lending business. Short-term and long-term wholesale financial markets were affected by heightened uncertainty in the fourth quarter of 2011. The long-term markets remained practically closed to the European financial sector. BBVA was one of the few European banks with access to the market, as demonstrated by the successful issue during the quarter of €750m BBVA senior debt maturing in 18 months. Short-term markets have been affected by the lack of investor appetite due to the uncertainties regarding the sustainability of European finances. Against this background, the European Central Bank decided at its meeting on December 8 to take exceptional measures to extend the liquidity in the European financial system. These measures included two 36-month liquidity auctions, reducing the reserve ratio from 2% to 1%, and widening collateral eligibility. BBVA used the extraordinary 36-month auction on December 21 to obtain an amount equivalent to its wholesale debt redemptions in 2012. This proves the Bank’s prudence in liquidity risk management, in line with the debt maturity profile for the coming years, with an average of €12,000m per year. This amount can be comfortably met in a scenario of low lending activity in Spain and growth of customer deposits. To sum up, BBVA’s proactive policy in its liquidity management, its retail business model and a smaller volume of assets give it a comparative advantage compared to its European peers. Moreover, the increased proportion of retail deposits on the liability side of the balance sheet in all the geographical areas continues to allow the Group to strengthen its liquidity position and to improve its financing structure.

The Group’s capital management has a twofold aim: to maintain the levels of capitalization appropriate to the business targets in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to different units, good management of the balance sheet and proportionate use of the various instruments that comprise the Group’s equity: common stock, preferred shares and subordinated debt. In 2011, BBVA’s Annual General Meeting approved the introduction of a “Dividend Option” program to offer shareholders a wider range of remuneration on their capital. In addition, in July 2011 the Board of Directors approved the total conversion of

Corporate Activities

the mandatory convertible subordinated bonds issued in September 2009 (worth €2,000m) into newly issued BBVA ordinary shares. Besides, in December 2011, the conversion of preferred shares for mandatory convertible bonds was concluded successfully. These bonds comply with the EBA requirements for their eligibility as highest-quality capital. The final amount was €3,430m, following subscription of 98.7% of preferred shares holders. In conclusion, the current levels of capitalization ensure the Bank’s compliance with all of its capital objectives.

Foreign-exchange risk management of BBVA’s long-term investments, basically stemming from its franchises in the Americas, aims to preserve the Group’s capital ratios and ensure the stability of its income statement. In 2011, BBVA maintained a policy of actively hedging its investments in Mexico, Chile, Peru and the dollar area, with aggregate hedging of close to 50%. In addition to this corporate-level hedging, dollar positions are held at a local level by some of the subsidiary banks. The foreign-exchange risk of the earnings expected in the Americas for 2011 is also strictly managed. In 2011, hedging mitigated the negative impact of exchange rates on the capital and the Group’s income statement. For 2012, the same prudent and proactive policy will be pursued in managing the Group’s foreign-exchange risk from the standpoint of its effect on capital ratios and on the income statement.

The unit also actively manages the structural interest-rate exposure on the Group’s balance sheet. This aims to maintain a steady growth in net interest income in the short and medium term, regardless of interest-rate fluctuations. In 2011, the results of this management have been very satisfactory, with extremely limited risk strategies in Europe, the United States and Mexico. These strategies are managed both with hedging derivatives (caps, floors, swaps, FRAs) and with balance-sheet instruments (mainly government bonds with the highest credit and liquidity ratings).

Holdings in Industrial and Financial Companies

This unit manages the portfolio of industrial and financial investments in companies operating in the telecommunications, media, electricity, oil, gas and financial sectors. Like Asset/Liability Management, this unit lies within the Group’s Finance Division.

BBVA applies strict requirements to this portfolio regarding risk-control procedures, economic capital consumption and return on investment, diversifying investments across different sectors. It also applies dynamic hedging and monetization management strategies to its holdings. In 2011 it invested €642m and divested €231m.

As of 31-Dec-2011, the market value of the Holdings in Industrial & Financial Companies portfolio was €3,617m.

Business areas

Other information: Wholesale Banking & Asset Management

Income statement

(Million euros)

	Wholesale Banking & Asset Management			
	2011	Δ%	Δ% (1)	2010
Net interest income	**1,575**	**(0.2)**	**1.1**	**1,579**
Net fees and commissions	829	(0.4)	0.7	832
Net trading income	238	(19.7)	(16.8)	297
Other income/expenses	81	(36.0)	(37.1)	127
Gross income	**2,724**	**(3.9)**	**(2.6)**	**2,835**
Operating costs	(948)	15.6	16.5	(821)
Personnel expenses	(559)	11.0	11.7	(504)
General and administrative expenses	(375)	23.2	24.5	(305)
Depreciation and amortization	(14)	14.8	15.3	(12)
Operating income	**1,776**	**(11.8)**	**(10.4)**	**2,014**
Impairment on financial assets (net)	(90)	(55.8)	(55.7)	(204)
Provisions (net) and other gains (losses)	(13)	n.m.	n.m.	4
Income before tax	**1,673**	**(7.8)**	**(6.2)**	**1,815**
Income tax	(465)	(4.0)	(1.8)	(484)
Net income	**1,209**	**(9.2)**	**(7.8)**	**1,331**
Non-controlling interests	(87)	(18.7)	(15.6)	(107)
Net attributable profit	**1,122**	**(8.3)**	**(7.1)**	**1,224**

(1) At constant exchange rate.

Balance sheet

(Million euros)

	Wholesale Banking & Asset Management			
	31-12-11	Δ%	Δ% (1)	31-12-10
Cash and balances with central banks	13,190	256.5	252.2	3,700
Financial assets	74,769	13.9	15.4	65,637
Loans and receivables	69,557	4.7	5.4	66,430
Loans and advances to customers	57,936	8.2	9.1	53,539
Loans and advances to credit institutions and other	11,621	(9.9)	(9.8)	12,891
Inter-area positions	-	-	-	19,547
Tangible assets	49	9.1	9.0	45
Other assets	2,770	64.3	62.5	1,685
Total assets/liabilities and equity	**160,335**	**2.1**	**2.7**	**157,044**
Deposits from central banks and credit institutions	56,163	24.7	26.4	45,029
Deposits from customers	41,387	(36.6)	(36.4)	65,300
Debt certificates	(70)	-	-	-
Subordinated liabilities	1,736	(4.0)	(4.3)	1,807
Inter-area positions	425	-	-	-
Financial liabilities held for trading	49,428	38.4	38.6	35,703
Other liabilities	6,794	14.6	15.1	5,930
Economic capital allocated	4,472	36.5	36.0	3,276

(1) At constant exchange rate.

Other information: Wholesale Banking & Asset Management 49

WB&AM highlights in the fourth quarter

Sligh recovery in markets and business activity.

First collaboration with Garanti in the biggest venture capital deal in Turkish history.

High asset quality.

The Wholesale Banking & Asset Management (WB&AM) area handles the Group’s wholesale businesses and asset management in all the geographical areas where it operates. It is organized into three main business units: Corporate and Investment Banking, Global Markets and Asset Management.

In a particularly difficult environment in 2011, when most of the European banks announced significant deleveraging plans and there was a notable reduction in activity in wholesale business, BBVA managed to recover competitiveness. This is due to the Group’s superior business model based on customer relations which produces high quality recurrent earnings, as well as reduced leverage. Gross income for the year to December was negatively affected by trading results and went down 3.9% on 2010 to €2,724m. By geographical areas, there was significant growth in Asia, at 6.4% year-on-year, and Europe (excluding Spain), which was up 3.3%.

Operating expenses ended the year 15.6% up on the previous year, mainly due to investment plans in IT systems and the various growth plans implemented in the different geographical areas.

As a result, the operating income was €1,776m, 11.8% down on the figure for the previous year.

The different business units in this area continue to show high asset quality, and thus, a low NPA ratio, a high coverage ratio and loan-loss provisions that represent 5.1% of operating income. The net attributable profit for the year was €1,122m, down 8.3% on the figure for 2010.

The Corporate and Investment Banking unit of WB&AM, managed gross lending to customers of €48,655m as of 31-Dec-2011, practically the same figure as at the end of the previous quarter. The volume of customer funds is also at the same level as at the close of 30-Sep-2011, at €23,485m. This means that the liquidity gap has been stable over the quarter. Adding these figures to the balances in Global Markets, which were significantly affected by developments in financial markets over 2011, WB&AM ended the year with a loan book of €58,618m and customer funds of €39,644m.

The main transactions in the Group’s wholesale business in the fourth quarter of 2011 are summarized below:

In equity capital markets the Group participated in the issue of convertible bonds by Technip, the capital increase by Grupo de Inversiones Suramericana in Colombia and the capital increase of Galp’s subsidiary in Brazil.

In corporate finance, BBVA once more closed the year as market leader in Spain in M&A, with 16 deals announced in 2011 with a clear cross-border focus (10 deals), and as advisor of choice in the American continent (5 deals). BBVA has been recognized as Best M&A Advisor in Iberia in 2011 by Financial Times - Mergermarket.

WB&AM. Operating income

(Million euros at constant exchange rate)

-10.4% (1)

1,983 1,776

629 455 427 471 557 441 374 404

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011

(1) At current exchange rate: – 11.8%.

WB&AM. Net attributable profit

(Million euros at constant exchange rate)

-7.1% (1)

1,207 1,122

413 295 270 229 349 313 199 261

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2010 2011

(1) At current exchange rate: – 8.3%.

Business areas

Among the highlights in the quarter was the sale of Inima to GS Engineering & Construction which was the biggest deal by a Korean company ever in Spain.

In project finance in Spain, BBVA led the financing of a hydrocarbon storage terminal in the Port of Barcelona for Tradebe and a wind farm for Ortiz. In Italy a photovoltaic project was concluded with 9REN, and in the United Kingdom BBVA has structured the finance of the Tram in Nottingham. Highlights in the Americas include the financing of Transportadora de Gas del Perú, S.A. and Transmisora Eléctrica del Sur, S.A., as well as a mandate to provide financial consulting for the Aguas de Lima Sur desalination plant, a mandate to finance the gas pipeline in Chihuahua (Mexico), and the financing of a portfolio of wind farms for Edison Mission (United States). As recognition for the project finance activity of its franchise in the United States, BBVA obtained the “Best Finance House in Renewables 2011” award from Environmental Magazine.

Structured trade finance includes the finance of the extension of the most important refinery in Turkey, with the backing of Cesce. This is the biggest venture capital operation in the history of the country with an investment of USD €3,000m and the collaboration of Garanti. BBVA was awarded with the GTR prize for “Best Trade Finance Bank in Latin America 2011” for the third consecutive year.

Corporate lending activity included financial guarantees backing European Investment Bank finance for its customers. BBVA is still the market leader in Latin American countries in this activity, as it was involved in the most important deals of the year.

In the area of global transactional banking, a performance bond was issued for a railroad macro-project under the Bosphorus Strait. BBVA has been named the “Best Supplier of Cash Management Services” for companies and public institutions in Colombia by Euromoney, and the “Best Internet Bank” in the category of corporate and institutional banking in Puerto Rico by Global Finance. It has also received the “Recommended” category in the Agent Banks survey for Major Markets by Global Custodian and “Top Rated” in the Sub-Custody Survey by Global Investor. Also worth mentioning is its award as Best Trade Finance Bank in Latin America from Global Trade Review, which reflects the opinions of customers in relation to its Transactional Trade Finance services, and first prize in the World’s Best Trade Finance Banks 2012 for BBVA in Spain from the magazine Global Finance.

Despite the uncertainty in 2011, the Group’s customers still support the products and services of Global Markets, which continue to receive acknowledgements from specialized publications. In its 2011 survey, FX Week considers BBVA the fourth most recognized bank among customers, the second most recognized by corporate customers and the fourth among investors in Latin American currencies. BBVA also appears for the first time in FX Week’s ranking of banks at a global level, in 26th place.

In 2011, the results of Global Markets in Spain were affected by limited economic activity and market uncertainty. Despite these, revenue from customers has grown, particularly in strategic businesses such as credit, where income increased by 38% on the previous year. By type of customer (institutional investor, corporates, global public finance, SMEs and retail) there was a notable positive development in global public finance, with revenue up 22% respectively on 2010 figures. Trading activity was affected by high market volatility, the sovereign debt crisis in a number of euro zone countries, and uncertainty associated with regulatory changes. Despite these, BBVA improved its results on 2010 in equity, exchange rate and interest rate products. In Spain, BBVA consolidated its leading position as equity brokerage, with a market share of 16.1% at the end of 2011, 6.9 percentage points above its nearest competitor.

In the rest of Europe and Asia, customer revenue also increased 25% over the last 12 months thanks to the good performance of practically all the products. The biggest revenue still comes from interest rate (up 37%) and equity (up 26%) products.

In Global Markets Mexico, revenue from customers has continued the excellent trend begun some months earlier, with a rise of 24% in year-on-year terms as a result of a positive performance in practically all the products. By type of customer, there was a notable increase in revenue from corporates. In contrast, trading income in 2011 was affected by the turmoil in the markets. Despite this, revenue from exchange rate products was positive (up 23%).

In South America, Global Markets customer revenue grew 7% year-on-year. By product, the biggest increases were in exchange rate (up 33% year-on-year).

In Global Markets United States, the outstanding performers were interest-rate and credit products. By type of customer, there was an increase in corporates, SME’s and retail.

Finally, Asset Management with global assets under management of €72,998m, continues to be a key player in mutual fund and pension fund management in the geographical areas in which it operates. In Spain it has a market share of 15.2% of assets under management in mutual funds and is still the clear leader in pension fund management. In Mexico it maintains its leading position in the management of mutual funds, with a market share of 22.8%, and in the rest of Latin American countries it has continued to grow in line with previous quarters, with a year-on-year increase in assets of 12.5% as of 31-Dec-2011.

Other information: Wholesale Banking & Asset Management

INVESTOR RELATIONS

Paseo de la Castellana, 81 - 17th Floor E-28046 Madrid - Spain Tel.: +34 91 374 62 01 Fax: +34 91 537 85 12 Email: inversoresbbva@grupobbva.com

1345 Av. of the Americas, 45th Floor New York, NY 10105 - USA Tel.: (+1 212) 728 16 60 Fax: (+1 212) 333 29 05 Email: ricardo.marine@bbvany.com

http://accionistaseinversores.bbva.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: February 3, 2012	By:	/s/ Eduardo Ávila Zaragoza
	Name:	Eduardo Ávila Zaragoza
	Title:	Chief Accounting Officer